                                                Filed Pursuant to Rule 424(b)(1)
                                                         Registration #333-26233

                                322,464 SHARES
                          MARKWEST HYDROCARBON, INC.
                                 COMMON STOCK

   The 322,464 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of MarkWest Hydrocarbon, Inc. (the "Company") which may be offered hereby are being sold by certain non-affiliate stockholders of the Company (the "Selling Stockholders") who received such shares in connection with the reorganization in October 1996 of the Company's predecessor, MarkWest Hydrocarbon Partners, Ltd. ("MarkWest Partnership"), into the Company, pursuant to a reorganization agreement entered into among the Company, MarkWest Partnership, and each of the partners of MarkWest Partnership (the "Reorganization Agreement"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby. The Company has agreed to file and maintain a shelf registration statement relating to such shares in order to permit the Selling Stockholders to resell such shares from time to time during a period of at least 60 days from the date of this Prospectus.

   The Common Stock is traded on the Nasdaq National Market under the symbol "MWHX." On April 23, 1997, the last reported sales price for the Common Stock on the Nasdaq National Market was $13.25 per share. See "Price Range of Common Stock."

   FOR A DISCUSSION OF RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 9-15.
                         ____________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ____________________________

    The distribution of shares of Common Stock by the Selling Stockholders may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market or on the Nasdaq National Market, in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholders also may pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts.

    All expenses of the registration of the Common Stock covered by this Prospectus will be borne by the Company pursuant to preexisiting agreements, except that the Company will not pay (i) any Selling Stockholder's underwriting discounts or selling commissions, or (ii) fees and expenses of the Selling Stockholder's counsel.

                  The date of this Prospectus is May 7, 1997

                               PROSPECTUS SUMMARY

   The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. As used in this Prospectus, the terms "Company" and "MarkWest" refer, unless the context requires otherwise, to the Company, its predecessor, subsidiaries, joint venture entities managed by the Company or its subsidiaries, or their interests therein.

                                  THE COMPANY

   MarkWest Hydrocarbon, Inc. ("MarkWest" or the "Company") is engaged in natural gas processing and related services. The Company, which has grown substantially since its founding in 1988, is the largest processor of natural gas in Appalachia and, in 1996, established a venture to provide natural gas processing services in western Michigan. The independent gas processing industry has grown rapidly in the last 10 years, and the Company believes there will be substantial opportunities to grow its gas processing operations within these existing core regions and in new markets. The Company provides compression, gathering, treatment, and natural gas liquid ("NGL") extraction services to natural gas producers and pipeline companies and fractionates NGLs into marketable products for sale to third parties. The Company also purchases, stores and markets natural gas and NGLs and has begun to conduct strategic exploration for new natural gas sources for its processing activities. For the year ended December 31, 1996, MarkWest produced approximately 95 million gallons of NGLs and marketed approximately 137 million gallons of NGLs.

   The Company's processing and marketing operations are concentrated in two core areas which are significant gas producing basins: the southern Appalachian region of eastern Kentucky, southern West Virginia, and southern Ohio (the "Appalachian Core Area"), and western Michigan (the "Michigan Core Area").
At the Company's processing plants, natural gas is treated to remove contaminants, and NGLs are extracted and fractionated into propane, normal butane, isobutane and natural gasoline. The Company then markets the fractionated NGLs to refiners, petrochemical companies, gasoline blenders, multistate and independent propane dealers, and propane resellers. In addition to processing and NGL marketing, the Company engages in terminalling and storage of NGLs in a number of NGL storage complexes in the central and eastern United States, and operates propane terminals in Arkansas and Tennessee.

   During 1996, the Company took several key steps intended to expand its operations. In January 1996, the Company commissioned a new natural gas liquids extraction plant in Wayne County, West Virginia, which replaced a 1958 vintage extraction facility owned and operated by Columbia Gas Transmission Company ("Columbia Gas"). Because the Company owns and operates this new facility, which is situated on a main gathering line of Columbia Gas, the Company will generate fee revenues related to processing operations. In addition, the Company believes this new facility will generate greater NGL recovery from natural gas, reduce downtime for maintenance, and significantly decrease fuel costs compared to the replaced facility.

   In May 1996, the Company established West Shore Processing Company, LLC ("West Shore"), a venture in western Michigan, which the Company will develop as its Michigan Core Area. West Shore has exclusive gathering, treatment and processing agreements with Michigan Energy Company, LLC ("MEC") and Michigan Production Company ("MPC") covering the natural gas production from all wells and leases owned by them within western Michigan. West Shore also is negotiating agreements with several exploration and production companies that would result in additional dedication of natural gas production to the gathering, treatment and processing facilities of West Shore. The natural gas streams to be dedicated to West Shore will primarily be produced from an extension of the Northern Niagaran Reef trend in western Michigan. To date, over 2.5 trillion cubic feet equivalent of natural gas have been produced from the Northern Niagaran Reef trend. Upon completion of the first two phases of development, West Shore's processing operations are expected to have 30 million cubic feet per day (MMcf/D) of capacity provided by Shell Offshore, Inc. ("Shell"), and approximately 25 MMcf/D of dedicated production from currently drilled and proven wells. With a current pipeline capacity of 35 MMcf/D and deliverabilities of individual wells commonly exceeding 5 MMcf/D, the Company expects that demand at West Shore will exceed capacity. The Company also has entered into an agreement with Longwood Exploration Company ("Longwood") to conduct exploration activity in the Michigan Core Area. See "-Recent Developments."

INDUSTRY OVERVIEW

   Natural gas processing and related services represent a major segment of the oil and gas industry, providing the necessary service of converting natural gas into marketable energy products. When natural gas is produced at the wellhead, it must be gathered, and in some cases compressed or pressurized, for transportation via pipelines (described as gathering services) to gas processing plants. The processing plants remove water vapor, solids and other contaminants, such as hydrogen sulfide or carbon dioxide in the natural gas stream that would interfere with pipeline transportation or marketing of the gas to consumers and also extract the NGLs from the natural gas (described as treatment and extraction services, respectively). The NGLs are then subjected to various processes that cause the NGLs to separate, or fractionate, into marketable products such as propane, normal butane, isobutane and natural gasoline (described as fractionation services).

   Over the past 10 years, independent natural gas processing has experienced significant growth. In 1995, independent natural gas processing companies accounted for 319,000 barrels per day of NGL production, or approximately 23% of total U.S. NGL production by the 20 largest U.S. natural gas producers, compared to less than 4% of such producers' NGL production in 1985. The increase in the independent natural gas processing industry has resulted in part from the divestiture by major energy companies and interstate pipeline companies of their gas gathering and processing assets and the decision by many such companies to outsource their gas processing needs.

   An important factor expected to contribute to the continuing growth of independent natural gas processing companies is the upward trend of natural gas consumption and production in the United States. Natural gas consumption in the United States has increased from 16.2 trillion cubic feet (Tcf) per year in 1986 to 21.3 Tcf per year in 1995, and is forecast to increase to 24.0 Tcf per year by the year 2000. The number of natural gas rigs in service also has recently increased. From June 1995 to June 1996, the number of natural gas rigs in service rose from 340 to 464. This natural gas rig count is the highest in over four years, and, as a percentage of total oil and gas rigs in service, the highest in the last decade. Many newly discovered natural gas wells and fields will require access to gathering and processing infrastructure, providing significant opportunities for growth-oriented independent natural gas processing companies such as MarkWest.

STRATEGY

   The Company's primary objective is to achieve sustainable growth in cash flow and earnings by increasing the volume of natural gas that it gathers and processes and the volume of NGLs that it produces and markets. To achieve this objective, the Company employs a number of related strategies.

   Geographic Core Areas.   The Company emphasizes opportunities for investment
in geographic core areas where there is significant potential to achieve a position as the area's dominant natural gas processor. The Company believes that growth in core areas can be achieved by developing processing facilities both in areas where a large energy or pipeline company requires processing services and in areas where there is significant potential for natural gas production but not significant processing capacity.

   Long-Term Strategic Relationships. The Company seeks strategic relationships with the dominant pipelines and gas producers in each area in which the Company operates. In the

Appalachian Core Area, MarkWest owns three processing plants that process natural gas or NGLs dedicated by Columbia Gas. In its Michigan Core Area, the Company has entered into gas supply and processing relationships with Shell and MPC.

   NGL Marketing.   The Company strives to maximize the downstream value of its gas and liquid products by marketing directly to distributors and resellers. Particularly in the area of NGL marketing, the Company minimizes the use of third party brokers and instead supports a direct marketing staff focused on refiners, petrochemical companies, gasoline blenders, and multistate and independent propane dealers. Additionally, the Company uses its own truck and tank car fleet, as well as its own terminals and storage facilities, to provide supply reliability to its customers. All of these efforts have allowed the Company to maintain pricing of its NGL products at a premium to Gulf Coast spot prices.

   Cost-Efficient Operations. The Company seeks a competitive advantage by utilizing in-house processing and operating expertise to provide lower-cost service. To provide competitive processing services, the Company emphasizes facility design, project management and operating expertise that permits efficient installation and operation of its facilities. The Company has in-house engineering personnel who oversee the design and construction of the Company's processing plants and equipment.

   Acquisitions. The Company believes that there are significant opportunities to make strategic acquisitions of gathering and processing assets because of the divestiture by major energy companies and interstate pipeline companies of their gas gathering and processing assets. The Company pursues acquisitions that can add to existing core area investments or can lead to new core area investments.

   Exploration as a Tool to Enhance Gas Processing.   The Company maintains a
strategic gas exploration effort that is designed to permit the Company to gain access to additional natural gas supplies within its existing core areas and to gain foothold positions in production regions that the Company might develop as new core processing areas.

RECENT DEVELOPMENTS

   In May 1996, the Company entered into arrangements for the establishment of West Shore, a company jointly owned with MEC. At that time, the most significant assets of West Shore consisted of a 31-mile sour gas pipeline that is situated in Manistee and Mason Counties, Michigan (the "Basin Pipeline"), the rights to obtain a sour gas treatment plant located in Manistee County and various agreements that dedicate natural gas production to West Shore for processing. West Shore is currently completing a 30-mile extension to provide access to existing shut-in wells owned by MPC. West Shore is dedicated to natural gas gathering, treatment and processing and NGL marketing in western Michigan. MarkWest is the operator of West Shore.

   The Company has entered into agreements to construct approximately 27 miles of additional pipeline to provide access to processing services to existing shut-in wells and providing it the right to construct a new 50 million cubic feet per day plant to extract NGLs. In addition, the Company expects either to construct a new treatment plant or to expand Shell's existing plant capacity to treat the sour gas predominant in the Michigan Core Area. The activities contemplated by such agreements, together with the further development of West Shore and the Basin Pipeline, are referred to herein as the "Michigan
Project."

   Substantially all of the natural gas produced from the western region of the Michigan Core Area is sour. While several successful large wells have been developed in the region, the natural gas producers have lacked adequate gathering and processing facilities for sour gas, and development of the trend has been inhibited as a result. With the additional capacity to be provided by West Shore's sour gas pipeline and processing and treatment facilities, the Company expects further development in western

Michigan which will create demand for West Shore's gathering and processing services. See "Business-Natural Gas Processing and Related Services-Michigan Core Area."

   In late 1996, Columbia Gas filed a settlement document with the FERC relating to its most recent rate case. The settlement was approved by the FERC by order dated April 17, 1997 (the "Columbia Abandonment Order") and is effective as of February 1, 1997. As a part of the Columbia Abandonment Order, the Company agreed to take over operations of the Boldman plant, and Columbia Gas agreed to sell its Cobb natural gas liquids extraction plant located in West Virginia to the Company for a purchase price of $.9 million. The Company and Columbia Gas have signed a "Points of Agreement" and are currently negotiating definitive agreements to complete both the assumption of operations at the Boldman plant by the Company and the sale of the Cobb plant to the Company. Execution of definitive agreements is anticipated in the third or fourth quarter of 1997. See "Business-Natural Gas Processing and Related Services-Appalachian Core Area."

   In April 1997, Domain Energy Corporation ("Domain") and EnCap Investments, L.C. ("EnCap") informed the Company that they had purported to transfer their interests in MEC and MPC to Energy Acquisition Corp. The Company believes the transfer of the interests in MEC is invalid. The Company does not anticipate any change in the operation or management of West Shore, regardless of whether or not the transfer of the interests in MEC is effective. Moreover, the purported transfer of the interests in MPC has no effect on the Company's gathering, treatment and processing arrangements with MPC. See "Business-Natural Gas Processing and Related Services-Michigan Core Area" and "-Legal Proceedings."

REORGANIZATION

   The Company was incorporated as a Delaware corporation in 1996 to act as the successor to the business of MarkWest Partnership, a Colorado limited partnership formed in 1988. Upon effectiveness of the Company's initial public offering in October 1996, the Company succeeded to the business, assets and liabilities of MarkWest Partnership. See "Certain Transactions."

   The Company's principal executive offices are located at 5613 DTC Parkway, Suite 400, Englewood, Colorado 80111. Its telephone number is (303) 290-8700.

                                 THE OFFERING

Common Stock offered by the Selling Stockholders.............. 322,464 shares

Common Stock to be Outstanding after this Offering (1)........ 8,485,000 shares

Nasdaq National Market Symbol................................. MWHX

--------------

   (1) Based upon an examination of the stock ledger of the Company as of March 31, 1997. Excludes (i) 281,171 shares issuable upon exercise of stock options outstanding as of the effective date of this offering (the "Offering") with a weighted average exercise price of $8.55 per share under the Company's 1996 Stock Incentive Option Plan (the "Stock Incentive Plan") (including options to purchase an aggregate of 14,000 shares of Common Stock granted by the Compensation Committee of the Board of Directors, subject to stockholder approval of certain amendments to the Stock Incentive Plan at the annual meeting of stockholders scheduled for June 1997); (ii) 568,829 shares reserved for future issuance under the Stock Incentive Plan (including 250,000 shares of Common Stock authorized for issuance under the Stock Incentive Plan by the Board of Directors, subject to stockholder approval of certain amendments to the Stock Incentive Plan at the annual meeting of stockholders scheduled for June 1997);
(iii) 3,000 shares issuable upon exercise of stock options outstanding as of the effective date of the Offering, each with an exercise price of $10 per share, under the Company's 1996 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan") (including options to purchase an aggregate of 1,500 shares of Common Stock approved by the Board of Directors, subject to stockholder approval of certain amendments to the Non-Employee Director Plan at the annual meeting of stockholders scheduled for June 1997); and (iv) 17,000 shares reserved for future issuance under the Non-Employee Director Plan.

           SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA
             (IN THOUSANDS, EXCEPT PER SHARE DATA AND OTHER DATA)


                                                                 YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------------
                                                       1996                1995               1994
                                                    -----------        -------------      -------------
STATEMENT OF OPERATIONS DATA:
Revenues..........................................  $    71,952         $    48,226          $   52,963
Income before taxes and extraordinary item........       14,760               7,824               5,120
Income tax provision:
    Arising from reorganization...................        3,745
    Subsequent to reorganization..................        3,246                   -                   -
                                                    -----------         -----------         -----------
Income before extraordinary item..................        7,769               7,824               5,120
Extraordinary loss................................            -              (1,750)                  -
                                                    -----------         -----------         -----------
Net income........................................  $     7,769         $     6,074         $     5,120
                                                    ===========         ===========         ===========

PRO FORMA INFORMATION (1):
Historical income before income taxes.............
    and extraordinary item........................  $    14,760         $     7,824         $     5,120
Pro forma provision for income taxes..............        5,609               2,937               1,424
                                                    -----------         -----------         -----------
Pro forma income before extraordinary item........  $     9,151         $     4,887              $3,696
                                                    ===========         ===========         ===========
Pro forma earnings per share of Common Stock (2)..        $1.16               $0.85
                                                    ===========         ===========
Pro forma weighted average number of
    outstanding shares of Common Stock (2)........        7,908               5,725
                                                    ===========         ===========

BALANCE SHEET DATA (as of December 31):
Total assets......................................  $    78,254         $    46,896         $    35,913
Long-term debt....................................       11,257              17,500               9,887
Partners' capital.................................           --              25,161              22,183
Stockholders' equity..............................       43,664                  --                  --

OTHER DATA:
Fee gas processed (MMBtu).........................   33,899,744                  --                  --
NGL production (gallons)                             94,908,534          92,239,000          99,735,000
Terminal throughput (gallons).....................   37,851,450          31,206,000          32,664,584
Michigan pipeline throughput (Mcf)................    1,161,182                  --                  --


(1) Prior to October 7, 1996, the Company was organized as a partnership, MarkWest Partnership, and consequently, was not subject to income tax. Effective October 7, 1996, the Company reorganized and the existing general and limited partners exchanged 100% of their interests in MarkWest Partnership for 5,725,000 shares of Common Stock. A pro forma provision for income taxes has been presented for purposes of comparability as if the Company had been a taxable entity for all periods presented.

(2) Pro forma weighted average shares outstanding at December 31, 1996 represents the weighted average of, for the period prior to the Company's initial public offering in October 1996, the number of shares of Common Stock issued in the initial public offering for which the net proceeds were used to repay outstanding indebtedness and, for the period subsequent to the initial public offering, the total number of shares of Common Stock outstanding.

                              CERTAIN DEFINITIONS

  The definitions set forth below apply to the terms used in this Prospectus:

"Bcf" means billion cubic feet of natural gas.

"BTUs" means British thermal units.

"Dedicated reserves" means natural gas reserves subject to long-term contracts providing for the dedication to the Company's facilities for purchase or processing of all gas produced from all formations on designated properties for periods typically ranging from 10 to 20 years.

"EPA" means the Environmental Protection Agency.

"Extraction" means removing liquid and liquefiable hydrocarbons from natural gas.

"FERC" means the Federal Energy Regulatory Commission.

"Fractionation" is the process by which the NGL stream is subjected to controlled temperatures, causing the NGLs to separate, or fractionate, into the separate NGL products ethane, propane, butane, isobutane and natural gasoline.

"Mcf" means thousand cubic feet of natural gas.

"MGal/D" or "MGal per day" mean thousand gallons per day.

"MMbtu" means million British thermal units.

"MMcf" means million cubic feet of natural gas.

"MMcf/D" or "MMcf per day" means million cubic feet per day.

"NGLs" means natural gas liquids.

"Processing" includes treatment, extraction and fractionation. "Processing contracts" are those supply contracts dedicated to Company facilities whereby title to the gas and marketing rights for such gas may remain with the gas producer.

"Sour gas" means natural gas which contains sulfur compounds in excess of a specified amount.

"Tcf" means trillion cubic feet of natural gas.

"Treatment" refers to the removal of water vapor, solids and other contaminants, such as hydrogen sulfide or carbon dioxide, contained in the natural gas stream that would interfere with pipeline transportation or marketing of the gas to consumers.

                                  RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, including, but not limited to, statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Such statements are based on many assumptions and are subject to risks and uncertainties. The forward-looking statements in this Prospectus are intended to be subject to the safe harbor protection provided by Section 27A. Actual results could differ materially from the results discussed in the forward-looking statements due to a number of factors, including, but not limited to, those identified below as well as those set forth elsewhere in this Prospectus. For discussions identifying important factors, in addition to the risk factors identified below, that could cause actual results to differ materially from those anticipated in the forward-looking statements, see "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMMODITY PRICE RISKS

  The Company's products, including NGLs, natural gas and related by-products, are commodities. As such, their prices are often subject to material changes in response to relatively minor changes in supply and demand, general economic conditions and other market conditions over which the Company has no control. Other conditions affecting the Company's business include the availability and prices of competing commodities and of alternative energy and feedstock sources (primarily oil), government regulation, industry-wide inventory levels, the seasons, the weather and the impact of energy conservation efforts. Substantially all of the Company's revenue is derived from the sale of NGLs,
particularly propane.   Revenues from the sale of NGLs represented approximately
91% of total revenue in 1996. Propane sold to the Company's customers is used primarily for home heating, and therefore the demand tends to be seasonal, increasing sharply in the winter months. Demand for, and prices of, propane also depend, to a large extent, upon the severity of the weather in the Company's operating areas during the winter months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-General," "-Seasonality" and "Business-Industry Overview."

  Under the Company's keep-whole contracts, which accounted for approximately 59% of the Company's total revenues during 1996, a principal cost of processing gas is the reimbursement to the natural gas producers for the energy (measured in BTUs) extracted from the natural gas stream in the form of NGLs and consumed as fuel during processing, less the amount of energy the Company is contractually entitled to retain. Profitability under such contracts is largely influenced by the margin between NGL sales prices and the cost of such reimbursement (which cost is directly related to the price of natural gas), and may be negatively affected by increases in natural gas prices. A contraction of the margin between the two prices may result in a reduction in the Company's operating margin. A prolonged contraction of such margin could have a material adverse effect on the financial condition and results of operations of the Company. See "Business-Natural Gas Processing and Related Services-Gas Processing Contracts and Natural Gas Supply."

AVAILABILITY OF NATURAL GAS SUPPLY

  Natural gas is the source of the Company's NGLs. To maintain throughput in its NGL extraction and fractionation systems, the Company must continually contract to process additional natural gas provided from new or existing sources. Future natural gas supplies available for processing at the Company's plants will be affected by a number of factors that are not within the Company's control, including partial or complete shut downs of major pipelines supplying the Company's processing plants, the depletion rate of gas reserves currently connected and the extent of exploration for, production and development of, and demand for natural gas in the areas in which the Company operates. Over 95% of the natural gas processed by the Company is dedicated under contracts with remaining terms of one year or more. However, long-term contracts do not protect the Company from shut-ins or supply curtailments by gas suppliers or from depletion of gas reserves. Although the Company has historically been successful in contracting for new gas supplies and in renewing gas supply contracts as they have expired, there can be no assurance that the Company will in the future be successful in renewing or increasing its access to natural gas supply or the throughput of its processing facilities. See "Business-Natural Gas Processing and Related Services."

DEPENDENCE ON MAJOR PIPELINES

  In recent years, all of the Company's gas volume has been delivered through the Columbia Gas pipeline gathering systems. Columbia Gas has, from time to time, sold portions of its transmission and gathering systems. The Company has been informed by Columbia Gas that it intends to engage in negotiations with third parties regarding the possible sale of all or a portion of the gathering systems that provide throughput to the Company's plants. If Columbia Gas were to sell such systems or change its policies significantly with respect to gas transported for producers, other sources of natural gas might have to be obtained. There can be no assurance that adequate alternative sources of natural gas will be available or that such sources will be available at prices that are as favorable to the Company as existing arrangements. See "Business-Natural Gas Processing and Related Services."

RISKS OF NGL AND NATURAL GAS MARKETING

  The profitability of the NGL and natural gas marketing operations of the Company depends in large part on the ability of the Company's management to assess and respond to changing market conditions in negotiating natural gas purchase and/or processing agreements and NGL and natural gas sales agreements. The inability of management to respond appropriately to changing market conditions could have a negative effect on the Company's profitability. The duration of the Company's natural gas processing contracts range from one-time spot purchase and processing agreements to 15 years. Under certain longer-term agreements, the Company is obligated to purchase or sell specified quantities of natural gas at prices related to the market price. Although the Company attempts to match its long-term purchase obligations with long-term sales obligations, it is still subject to price risk, particularly where the index or market for determining the purchase price under a purchase contract is different from the index or market for determining the sales price under the corresponding sales contract. Because longer-term purchase contracts may permit some variation in the amount the producer is obligated to deliver or a purchaser is obligated to purchase, unmatched contracts may result in an imbalance of the natural gas volumes the Company is obligated to purchase and sell. See "Business-Gas Processing Contracts and Natural Gas Supply."

RISKS OF OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

  To date, the Company has conducted only limited exploration and production activities for new natural gas sources as a supporting function for its processing services. However, the Company expects to make significant investments in exploration and production activities in the Michigan Core Area and elsewhere. Exploration and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that the Company's natural gas exploration efforts will be productive or that the Company will recover all or any portion of its investment in such activities. Drilling for natural gas may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including a substantial or extended decline in the price for oil and natural gas, title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services. See "Business-Exploration and Production."

RISKS RELATING TO THE MICHIGAN PROJECT

  In May 1996, the Company entered into a number of agreements providing for the development of gathering, treatment and processing facilities in the Michigan Core Area. There can be no assurance that the projects proposed by the Company in Michigan can be completed in the time frame projected or within the current budget or that upon completion the Company will be able to successfully integrate the newly developed assets into the Company's business. In addition, certain of the assets acquired in the Michigan Core Area have a history of losses. There can be no assurance that the Company will be able to operate its Michigan Core Area assets in a profitable manner or recover all or any portion of its investment in the Michigan Core Area. See "Business-Natural Gas Processing and Related Services-Michigan Core Area."

GENERAL BUSINESS RISKS

  The Company and its affiliates are subject to all of the risks generally associated with the gathering, processing, transportation and storage of natural gas and NGLs, including damage to its own and third party pipelines, storage facilities, related equipment and surrounding properties caused by weather and other acts of God, fires and explosions, as well as leakage of natural gas and spills of NGLs. The Company's exploration and production operations are subject to hazards and risks inherent in drilling for and production of oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which could result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to the property of the Company and others. The Company's operations in the Michigan Core Area are subject to additional risks resulting from the processing and treatment of sour gas, including an increased risk of property damage, bodily injury or death from the highly toxic nature of sour gas. The Company's operating storage facilities incorporate certain primary and backup equipment which, in the event of mechanical failure, might take some time to replace, and the operation of such storage facility could be materially impaired. The Company does not fully insure against such risks, nor does the Company insure against potential loss of product in such storage facilities. Losses resulting from the occurrence of such events in excess of the Company's insurance could have a material adverse effect on the financial condition and results of operations of the Company. See "Business-Operational Risks and Insurance."

POTENTIAL VARIABILITY IN QUARTERLY OPERATING RESULTS

  The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. Quarterly revenues and operating results may fluctuate as a result of changes in availability of and prices for natural gas and changes in demand for gas and NGLs because of weather and variability in demand for NGLs used as feedstocks in the petrochemical, refining and other industries. Substantially all of the Company's revenue is derived from the sale of NGLs, particularly propane. Revenues from the sale of NGLs represented approximately 91% of total revenue in 1996. The strongest demand for propane and the highest propane sales margins generally occur during the winter heating season. As a result, the Company recognizes the greatest proportion of its operating income during the first and fourth quarters of the year. Operating results may also vary based upon the prices of natural gas purchased by the Company. Because of the foregoing factors, the Company's operating results for any particular quarterly period may not be indicative of results for future periods and there can be no assurance that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations."

DEPENDENCE ON CERTAIN CUSTOMERS

  Sales to Ashland Petroleum Company and Ashland Chemical Company (collectively, "Ashland") and Ferrellgas, L.P. ("Ferrellgas") accounted for 15.9% and 9.3%, respectively, of the Company's revenues during 1996. The existing contracts with Ashland expire August 31, 1999. The existing contracts with Ferrellgas expired on April 30, 1997. The Company negotiates contracts with Ferrellgas on an annual basis, and is currently negotiating a contract with Ferrellgas for the period from May 1, 1997 through April 30, 1998. The Company expects to continue doing business with Ferrellgas under the terms of the expired contract until a new contract is executed. To the extent that Ashland, Ferrellgas and other customers may reduce volumes under existing contracts, the Company would be adversely affected unless it were able to make comparably profitable arrangements with other customers. See "Business-Sales and Marketing."

GOVERNMENT REGULATION

  Many aspects of the gathering, processing, marketing and transportation of gas and NGLs by the Company are subject to federal, state and local laws and regulations that can have a significant effect upon its operations. For example, construction and operation of the Company's facilities require governmental permits and approvals. Changes to federal laws and regulations applicable to interstate transportation of gas implemented primarily during the last five years have encouraged competition in nationwide markets for natural gas sales and have fundamentally changed the business and regulatory environment in which the Company markets and sells natural gas. Many of these regulatory changes have been promulgated by the FERC. FERC regulation is still evolving and is subject to future modifications by the FERC and the courts. The Company cannot predict the final requirements of the FERC initiatives or their effect on the availability or cost of transportation services to the Company or natural gas supplies associated with such transportation services. See "Business-Government Regulation."

ENVIRONMENTAL MATTERS

  Certain aspects of the Company's activities are subject to laws and regulations designed to protect the environment. The cost of compliance with such environmental laws that affect the Company can be substantial and could have a material adverse effect on the Company's financial condition. Additionally, these laws could impose liability for remediation costs or result in civil or criminal penalties for non-compliance. Environmental laws frequently impose "strict liability" on property owners, facility operators and certain other persons, which means that in some situations the Company could be liable for cleanup costs resulting from improper conduct or conditions caused by previous property owners, operators, lessees or other persons not associated with the Company. Blowouts, ruptures or spills occurring in connection with the Company's exploration and production activities, as well as accident or breakage in any of the Company's natural gas gathering, processing or related facilities, or at the Company's NGL storage facilities, could subject the Company to liability for substantial cleanup costs for resulting spills, leaks, emissions or other damage to the environment or other property. See "Business-Environmental Matters."

COMPETITION

  The Company's competitors in its respective lines of business include major integrated oil and gas companies, affiliates of major interstate and intrastate pipeline companies and national and local natural gas gatherers, NGL brokers and
distributors of varying size, financial resources and experience.   Many of
these competitors, particularly those affiliated with major integrated oil and gas and interstate and intrastate pipeline companies, have financial resources substantially greater than those of the Company and control supplies of natural gas and NGLs substantially greater than those available to the Company. In addition, producers of natural gas and NGLs have the ability to sell directly to customers in competition with the Company and in periods of ample supply may do so at prices below the prices in the Company's natural gas and NGLs sales contracts. Certain regulatory actions of the FERC have also increased competition in natural gas and NGL marketing. See "Business-Competition" and "-Government Regulation."

DEPENDENCE ON KEY PERSONNEL

  The Company is highly dependent on a limited number of key management personnel, particularly John M. Fox, its Chief Executive Officer, Brian T. O'Neill, its Chief Operating Officer and Arthur J. Denney, its Vice President of Engineering and Business Development. The Company's future success will also depend, in part, on its ability to attract and retain additional highly qualified personnel. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel. The loss of key personnel to death, disability or termination, or the inability to hire and retain qualified personnel, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has key-person life insurance on Messrs. Fox and O'Neill. See "Management."

RISKS PERTAINING TO ACQUISITIONS

  An important element of the Company's business strategy has been, and continues to be, to expand through acquisitions. The Company's future growth is partially dependent upon its ability to identify suitable acquisitions and effectively integrate acquired assets with the Company's operations. There can be no assurance that suitable assets will be available for acquisition by the Company, that such assets will be available on terms acceptable to the Company or that competition for such assets will not render such acquisitions economically infeasible. In addition, there can be no assurance that financing will be available to fund future acquisitions, or, if available, that the cost of such funds will be available on terms favorable to the Company. In connection with certain acquisitions, the Company may also be required to assume certain liabilities, including environmental liabilities, known or unknown. See "-Environmental Matters."

LIMITED TRADING HISTORY; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Company's initial public offering in October 1996, there had been no public trading market for the Common Stock. Currently, the Common Stock is thinly traded, and stockholders may not be able to sell a significant amount of Common Stock at the price quoted or at all. The market price for the Common Stock may be highly volatile depending on various factors, including the general economy, stock market conditions, announcements by the Company, its suppliers or competitors and fluctuations in the Company's operating results. In addition, the stock market historically has experienced volatility which has affected the market price of securities of many companies and which has sometimes been
unrelated to the operating performance of such companies.   The trading price of
the Common Stock could also be subject to significant fluctuations in response to variations in quarterly results of operations, changes in earnings estimates by analysts, governmental regulatory action, general trends in the industry and overall market conditions, and other factors. See "Price Range of Common Stock."

CONTROL BY SIGNIFICANT STOCKHOLDERS

  As of March 31, 1997, John M. Fox, the Company's Chief Executive Officer, and Brian T. O'Neill, the Company's Chief Operating Officer, (collectively, the "Significant Stockholders"), controlled approximately 53.8% of the outstanding Common Stock. If they decide to vote together, these stockholders would be able to elect all of the Company's directors, control the management and policies of the Company and determine the outcome of any matter submitted to a vote of the Company's stockholders. Provisions of the Company's Certificate of Incorporation also strengthen the control of the Significant Stockholders over the Company and may act to reduce the likelihood of a successful attempt to take over the Company or acquire a substantial amount of Common Stock without their consent. See "Principal Stockholders" and "Description of Capital Stock."

CONFLICTS OF INTEREST

  Currently, the Company and MAK-J Energy Partners, Ltd. ("MAK-J Energy"), an entity controlled by John M. Fox, the President and Chief Executive Officer of the Company, own 49% and 51% undivided interests, respectively, in certain oil and gas properties that the Company operates pursuant to joint venture agreements governing such properties. Pursuant to the agreements, the Company provides certain management and administrative services related to the properties for which MAK-J Energy pays the Company a monthly fee. While the amount of the monthly fee will in the future be subject to renegotiation and approval by the Company's independent directors, the monthly fee for fiscal year 1996 was not negotiated on an arm's length basis. Moreover, conflicts of interest may arise regarding such oil and gas activities, including decisions regarding expenses and capital expenditures and the timing of the development and exploitation of the properties. See "Business-Exploration and Production" and "Certain Transactions-Investments with Affiliate."

  Mr. Fox has agreed that as long as he is an officer or director of the Company and for two years thereafter, he will not, directly or indirectly, participate in any future oil and gas exploration or production activities with the Company except and to the extent that the Company's independent and disinterested directors deem it advisable and in the best interests of the Company to include one or more additional participants, which participants may include entities controlled by Mr. Fox. Additionally, Mr. Fox has agreed that as long as he is an officer or director of the Company and for two years thereafter, he will not, directly or indirectly, participate in any future oil and gas exploration or production activity that may be in competition with exploration or production activities of the Company except and to the extent that Mr. Fox has first offered the Company the opportunity to participate in that activity and the Company's independent and disinterested directors deem it advisable and in the best interests of the Company not to participate in that activity. The terms of any future transactions between the Company and its directors, officers, principal stockholders or other affiliates, or the decision to participate or not participate in transactions offered by the Company's directors, officers, principal stockholders or other affiliates will be approved by a majority of the Company's independent and disinterested directors. The Company's Board of Directors will use such procedures in evaluating their terms as are appropriate considering the fiduciary duties of the Board of Directors under Delaware law. In any such review the Board may use outside experts or consultants including independent legal counsel, secure appraisals or other market comparisons, refer to generally available statistics or prices or take such other actions as are appropriate under the circumstances. Although such procedures are intended to ensure that transactions with affiliates will be on an arm's length basis, no assurance can be given that such procedures will produce such result.

POSSIBLE ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

  The Certificate of Incorporation and Bylaws of the Company include certain provisions that may be deemed to have anti-takeover effects and may delay, defer, or prevent a takeover attempt that a stockholder of the Company might
consider to be in the best interest of the Company or its stockholders.   These
provisions authorize 5,000,000 shares of preferred stock that may be issued from time to time by the Board of Directors of the Company with such powers, rights, preferences and limitations as may be designated by the Board of Directors. The Company's Bylaws provide that directors are elected in three classes for a three-year term for each class. This provision limits the ability of a controlling stockholder to change the composition of the Board of Directors for at least two years. The Company also is subject to Section 203 of the Delaware General Corporation Law ("Section 203") regulating corporate takeovers.
Section 203 prevents Delaware corporations from engaging, under certain circumstances, in a business combination with any "interested stockholder" for three years after the date such stockholder became an "interested stockholder." See "Description of Capital Stock-Change of Control
Provisions."

SHARES ELIGIBLE FOR FUTURE SALE

  The availability for sale of certain shares of Common Stock held by existing stockholders of the Company after this Offering could adversely affect the market price of the Common Stock. As of March 31, 1997, the Company had outstanding 8,485,000 shares of Common Stock. In addition, the Company currently has 284,171 shares reserved for issuance upon the exercise of options granted under the Stock Incentive Plan and the Non-Employee Director Plan (including options to purchase 15,500 shares of Common Stock granted subject to stockholder approval of certain amendments to the Stock Incentive Plan and the Non-Employee Director Plan at the annual meeting of stockholders scheduled for June 1997), and 585,829 shares reserved for future issuance under the Stock Incentive Plan and the Non-Employee Director Plan (including 250,000 shares of Common Stock authorized for issuance under the Stock Incentive Plan by the Board of Directors, subject to stockholder approval at the annual meeting of stockholder scheduled for June 1997). Of the shares of Common Stock to be outstanding following this Offering, the 322,464 shares being offered by the Selling Stockholders hereby and the 2,760,000 shares sold in the Company's initial public offering in October 1996 will be freely tradeable without restrictions or additional registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining shares were issued by the
Company in private transactions in reliance upon exemptions from registration under the Securities Act. All of these shares will be eligible for resale pursuant to Rule 144 under the Securities Act ("Rule 144") commencing August 1,
1997.   Sales of a substantial amount of the currently outstanding shares of
Common Stock in the public market may adversely affect the market price of the Common Stock and the ability of the Company to raise additional capital by occurring at a time when it would be beneficial for the Company to sell securities. See "Description of Capital Stock," "Shares Eligible for Future Sale."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock was initially offered to the public on October 9, 1996 at a price of $10.00 per share and is quoted on the Nasdaq National Market under the symbol "MWHX." The following table sets forth quarterly high and low closing sales prices as reported by the Nasdaq National Market for the periods indicated.

                                                  HIGH     LOW
                                                  ----     ---
1996
  Fourth quarter (since October 9th)..........  15/1/2/    10/1/4/

1997
  First quarter...............................  16/1/8/    14/1/16/

  As of April 23, 1997, the last sale price of the Common Stock was $13.25 as reported on the Nasdaq National Market. As of April 14, 1997, there were 724 stockholders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company has never paid any cash dividends on its stock and anticipates that, for the foreseeable future, it will continue to retain any earnings for use in the operation of its business. Payment of cash dividends in the future will depend upon the Company's earnings, financial condition, any contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors deemed relevant by the Company's Board of Directors. The Company's predecessor, MarkWest Partnership, has made partnership distributions from time to time. See "Certain Transactions-Partnership Distributions."

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1996. This table should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                (In thousands)
CURRENT PORTION OF LONG TERM DEBT:
   West Shore Dow note...........................................  $   156
                                                                   -------
      Total current portion of long term debt                          156

LONG TERM DEBT:
   Working capital line of credit................................    5,700
   Revolver loan.................................................    4,200
   MarkWest Resources revolver loan..............................    1,176
   West Shore Dow note...........................................      181
                                                                   -------
      Total long term debt.......................................   11,257

STOCKHOLDERS' EQUITY:
   Preferred stock, $.01 par value, 5,000,000 shares authorized;
      0 shares issued and outstanding............................       -
   Common stock, $.01 par value, 20,000,000 shares authorized;
      8,485,000 shares issued and outstanding (1)................       85
   Additional paid-in capital....................................   42,237
   Retained Earnings.............................................    1,342
                                                                   -------
      Total stockholders' equity.................................   43,664
                                                                   -------
         Total capitalization....................................  $55,077
                                                                   =======

--------------

   (1) Excludes (i) 281,171 shares issuable upon exercise of stock options outstanding as of the effective date of this offering (the "Offering") with a weighted average exercise price of $8.55 per share under the Stock Incentive Plan (including options to purchase an aggregate of 14,000 shares of Common Stock granted by the Compensation Committee of the Board of Directors, subject to stockholder approval of certain amendments to the Stock Incentive Plan at the annual meeting of stockholders scheduled for June 1997); (ii) 568,829 shares reserved for future issuance under the Stock Incentive Plan (including 250,000 shares of Common Stock authorized for issuance under the Stock Incentive Plan by the Board of Directors, subject to stockholder approval of certain amendments to the Stock Incentive Plan at the annual meeting of stockholders scheduled for June 1997); (iii) 3,000 shares issuable upon exercise of stock options outstanding as of the effective date of the Offering, each with an exercise price of $10 per share, under the Company's 1996 Non-Employee Director Stock Plan (including options to purchase an aggregate of 1,500 shares of Common Stock approved by the Board of Directors, subject to stockholder approval of certain amendments to the Non-Employee Director Plan at the annual meeting of stockholders scheduled for June 1997); and (iv) 17,000 shares reserved for future issuance under the Non-Employee Director Plan.

             SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

   The selected consolidated statement of operations and balance sheet data set forth below for each of the three years in the period ended December 31, 1996 and as of December 31, 1996 and 1995 are derived from, and are qualified by reference to, audited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected consolidated statement of operations and balance sheet data set forth below for the years ended December 31, 1993 and 1992 and as of December 31, 1994 , 1993 and 1992 are derived from, and are qualified by reference to, audited consolidated financial statements of MarkWest Partnership, the predecessor to the Company, not included in this Prospectus. The selected consolidated financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial
Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                                          YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------------------------
                                                                        1996         1995           1994         1993           1992
                                                                        ------------------------------------------------------------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS:
Revenues..........................................................  $    71,952  $    48,226   $    52,963  $    55,871  $    82,977
Income before taxes, extraordinary item and cumulative effect of
 change in accounting.............................................       14,760        7,824         5,120          540        5,449
Income tax provision..............................................
  Arising from reorganization.....................................        3,745            -             -            -            -
  Subsequent to reorganization....................................        3,246            -             -            -            -
Income before extraordinary item and cumulative effect of change in
 accounting.......................................................        7,769        7,824         5,120          540        5,449
Extraordinary loss................................................            -       (1,750)            -            -            -
Cumulative effect of change in  accounting........................            -            -             -            -          877
Net income........................................................        7,769        6,074         5,120          540        6,326

PRO FORMA INFORMATION (1):
Historical income before income taxes, extraordinary item and
 cumulative effect of change in accounting........................       14,760        7,824         5,120          540        5,449
Pro forma provision for income  taxes.............................        5,609        2,937         1,424          228        2,060
Pro forma income before extraordinary item........................        9,151        4,887         3,696          312        3,389
Pro forma earnings per share of common  stock (2).................         1.16          .85
Pro forma weighted average  shares  outstanding (2)...............        7,908        5,725

BALANCE SHEET DATA (as of December 31):
Total assets......................................................  $    78,254  $    46,896   $    35,913  $    40,668  $    41,092
Long-term debt....................................................       11,257       17,500         9,887       16,486       11,750
Partners' capital.................................................            -       25,161        22,183       17,350       19,614
Stockholders' equity..............................................       43,664            -             -            -            -

OPERATING DATA:
Fee gas processed (MMbtu).........................................   33,899,744            -             -            -            -
NGL production (gallons)..........................................   94,908,534   92,239,000    99,735,000   93,355,000   88,616,000
Terminal throughput (gallons).....................................   37,851,450   31,206,000    32,664,584   30,116,981   26,273,000
Michigan pipeline throughput (mcf)................................    1,161,182            -             -            -            -
------------------

(1) Prior to October 7, 1996, the Company was organized as a partnership, MarkWest Partnership, and consequently, was not subject to income tax. Effective October 7, 1996, the Company reorganized and the existing general and limited partners exchanged 100% of their interests in MarkWest Partnership for 5,725,000 shares of Common Stock. A pro forma provision for income taxes has been presented for purposes of comparability as if the Company had been a taxable entity for all periods presented.

(2) Pro forma weighted average shares outstanding at December 31, 1996 represents the weighted average of, for the period prior to the Company's initial public offering in October 1996, the number of shares of Common Stock issued in the initial public offering for which the net proceeds were used to repay outstanding indebtedness and, for the period subsequent to the initial public offering, the total number of shares of Common Stock outstanding.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion is intended to provide an analysis of the Company's financial condition and results of operations, and should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this Prospectus and "Selected Consolidated Financial and Other Information."

GENERAL

   MarkWest provides compression, gathering, treatment, processing and NGL extraction services to natural gas producers and pipeline companies and fractionates NGLs into marketable products for sale to third parties. The Company also purchases, stores and markets natural gas and NGLs and has begun to conduct strategic exploration for new natural gas sources for its processing and fractionation activities.

   The majority of the Company's operating income is derived from gas processing and NGL fractionation. NGL prices and the volume of liquids extracted, fractionated, and sold are the primary determinants of revenues. Prices of NGLs typically do not vary directly with natural gas prices, but more closely follow the prices of crude oil.

   The majority of the Company's NGL production is purchased under keep-whole contracts. Keep-whole contracts accounted for approximately 59% of the Company's total revenues during 1996. In keep-whole contracts, the Company's principal cost is the reimbursement to the natural gas producers for the energy extracted from the natural gas stream and consumed as fuel during processing. Profitability under such contracts is largely influenced by the margin between NGL sales prices and the cost of such reimbursement, which is directly related to the Company's cost for natural gas. In the event there is a contraction of the margin between the two prices, the Company's profitability will decrease. See "Risk Factors-Commodity Price Risks."

   The Company intends to emphasize fee-based processing in the future to reduce the fluctuations in margins inherent in processing natural gas under keep-whole arrangements. In 1995, the Company began construction of a new NGL extraction facility in Kenova, West Virginia, which became operational in January 1996. This facility provides services to Columbia Gas and other gas producers in the Appalachian Core Area. Services provided by the Kenova plant are based on a fee for volumes processed. The fee contracts related to the Kenova plant are expected to help offset margin fluctuations in the keep-whole contracts related to the Siloam fractionation plant. The Kenova plant generated $3.5 million of fee revenue during 1996. See "Business-Gas Processing Contracts and Natural Gas Supply-Fee Contracts."

   In recent years, a substantial majority of the gas received by the Company's processing plants was received from major pipelines owned by third parties. From time to time, such pipeline transmission systems have been partially shut down for maintenance or repairs for up to four months. Partial or complete shut downs of pipelines supplying the Company's processing plants could have a material impact on the volumes of natural gas processed and on the volumes of NGLs fractionated and sold, and correspondingly on the revenues realized by the Company. See "Risk Factors-Availability of Natural Gas Supply" and "-Dependence on Major Pipelines."

   In addition to sales of NGLs processed by the Company, the Company generates income from the purchase and resale of NGLs as part of its terminal and marketing activities. The Company previously engaged in third party trading and brokerage activities, which significantly increased revenue. Because of minimal gross margins and significant operating costs related to the brokerage and trading business, the Company discontinued brokerage and trading in mid-1993. The Company continues to provide marketing activities in support of its company-owned facilities and production and, with the acquisition of its Church Hill facility in 1995, the Company currently operates two propane terminals.

   The Company plans to increase its investment in its new Michigan Core Area and the Company's results of operations in the future should be increasingly impacted by the operations in the Michigan Core Area. The Company's assets in the Michigan Core Area presently consist of the Basin Pipeline and a number of processing contracts. In May 1996, the Company entered into several related agreements providing for the further development of gathering, treatment and processing facilities in western Michigan. The Company also plans to invest in exploration and production activities in the Michigan Core Area and has agreed to purchase a 17.5% working interest in the drilling program of Longwood. See "Business-Natural Gas Processing and Related Services-Michigan Core Area." The operation of certain assets acquired in the Michigan Core Area prior to their purchase by the Company was not profitable. The Company's fiscal 1995 pro forma net income, giving effect to the inclusion of Basin Pipeline with the Company, would have been lower by $350,000. While the Company has entered into agreements that the Company believes will increase the profitability of Basin Pipeline, there can be no assurance that such operations will be profitable in the future or that the Company's planned expansion efforts will be successful. See "Risk Factors-Risks Relating to the Michigan Project."

   The Company also plans to increase its investment in exploration and production activities for new natural gas sources as a supporting function for its processing services. Exploration and production activities are subject to many risks, including the risk that no commercially productive reserves will be found. There can be no assurance that its natural gas exploration efforts will be productive or that the Company will recover all or a portion of its investment in such activities. See "Risk Factors-Certain Risks of Oil and Gas Exploration and Production Activities."

   All statements other than statements of historical fact contained in this Prospectus, including statements concerning the Company's financial position and liquidity, results of operations, prospects for development of the Appalachian Core Area and the Michigan Core Area, prospects for development of exploration and production assets and other matters are forward looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward looking statements include the risks described under "Risk Factors," such as commodity price risks, risks involved in future supplies of natural gas, dependence on major pipelines, general business risks in NGL marketing and exploration and production activities, dependence on certain customers, intense competition, regulatory and other risks in the natural gas processing and related services industry. All forward looking statements in this Prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph.

SEASONALITY

   The Company's results of operations fluctuate from quarter to quarter, due in large part to the impact of seasonal factors on the prices and sales volumes of NGLs and natural gas. The Company's principal NGL product, propane, is used primarily as home heating fuel in the Company's marketing areas. Sales volume and prices of propane usually increase during the winter season and decrease during the summer season. However, demand for, and prices of, propane also depend, to a large extent, upon the severity of the weather in the Company's operating areas during the winter months. To meet the needs of the marketplace, the Company seasonally stores product to meet anticipated winter demand and also increases its third party purchases to meet wintertime needs. As a result, the Company recognizes the greatest proportion of its operating income during the first and fourth quarters of the year. See "Risk Factors-Potential Variability in Quarterly Operating Results."

RESULTS OF OPERATIONS

Year ended December 31, 1996 Compared to Year Ended December 31, 1995

   Revenues. Plant revenue increased to $45.9 million from $33.8 million for the year ended December 31, 1996 as compared to the year ended December 31, 1995, an increase of $12.1 million or 36%. This increase is primarily a result of price-related increases of all NGLs of $9.9 million, partially offset by a volume-related decrease of $1.1 million. The volume decrease at the fractionation plant at Siloam, which receives approximately 70% of its raw NGL mix from the Kenova plant, was due principally to normal start-up delays in the transition from an older processing facility at Kenova to the Company's new plant in the first quarter of 1996. In addition, the new Kenova processing plant, which was placed into service in January 1996, generated an additional $3.5 million of fee revenue during 1996.

   Terminal and marketing revenue increased to $22.9 million from $13.2 million for the year ended December 31, 1996 as compared to the year ended December 31, 1995, an increase of $9.7 million, or 74%. This increase of $9.7 million was due to a $5.4 million volume-related increase and a $4.3 million price-related increase. Revenue from the West Memphis terminal accounted for $7.9 million of the increase and the new terminal in Church Hill, Tennessee, which became operational in the fall of 1995, accounted for $1.8 million of the increase. The increase in revenues from the West Memphis terminal was due principally to colder temperatures during the first and fourth quarters of 1996.

   Oil and gas and other revenue increased to $3.0 million from $1.1 million for the year ended December 31, 1996 as compared to the year ended December 31, 1995, an increase of $1.9 million, or 173%. This increase is principally due to the addition of MarkWest Michigan revenue of $1.7 million, offset by a decrease in miscellaneous revenue of approximately $100,000.

   Costs and expenses. Plant feedstock purchases increased to $22.2 million from $17.3 million for the year ended December 31, 1996 as compared to the year ended December 31, 1995, an increase of $4.9 million or 28%. This increase is principally due to price-related increases in raw materials.

   Terminal and marketing purchases increased to $18.7 million from $11.9 million for the year ended December 31, 1996 as compared to the year ended December 31, 1995, an increase of $6.8 million, or 57%. Increased propane prices resulted in a $2.5 million increase, in addition to volume increases at West Memphis and Churchill which resulted in increases of $2.9 million and $1.4 million, respectively.

   Operating expenses increased to $7.0 million from $4.7 million for the year ended December 31, 1996 as compared to the year ended December 31, 1995, an increase of $2.3 million, or 49%. This increase is partially due to new operations at both the Kenova and Church Hill facilities which commenced operations in January 1996 and October 1995, respectively. Additional operating expenses resulted from the commencement of MarkWest Michigan operations, which began in May 1996.

   Depreciation and amortization increased to $2.9 million from $1.8 for the year ended December 31, 1996 as compared to the year ended December 31, 1995, an increase of $1.1 million or 61%. This increase is due principally to depreciation attributable to the Company's new Kenova plant and MarkWest Michigan's pipeline and facilities.

   Net interest expense. Net interest expense increased to $900,000 from $400,000 for the year ended December 31, 1996 as compared to the year ended December 31, 1995, an increase of $500,000 or 125%. This increase resulted principally from an increase in average outstanding long-term debt of $12 million for 1996 compared to $8.1 million for 1995. Additionally, $301,000 of interest was capitalized in conjunction with capital projects in 1995, compared to only $27,000 of interest capitalized for 1996 projects.

   Income tax expense. Income tax expense increased $7 million for the year ended December 31, 1996, as compared to the year ended December 31, 1995, which had $0 income tax expense. As a partnership, MarkWest Hydrocarbon Partners, Ltd. (the Company's predecessor) was not subject to federal and state income tax, and its income was taxed directly to its respective partners. The Company is a taxable entity and therefore, recorded income tax expense in 1996.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

   Revenues. Plant revenue increased to $33.8 million from $33.1 million for the year ended December 31, 1995 as compared to the year ended December 31, 1994, an increase of $767,000, or 2%. This increase resulted principally from a $2.0 million increase due to an increase in average NGL sales prices, offset by a $1.2 million decrease due to reduced volumes sold.

   Terminal and marketing revenue decreased to $13.2 million from $13.7 million for the year ended December 31, 1995 as compared to the year ended December 31, 1994, a decrease of $494,000 or 4%. This decrease principally resulted from the expiration of the remaining third-party brokerage sales in 1994, including a net volume-related decrease of $3.1 million offset by a net price-related increase of $2.6 million.

   Oil and gas and other revenue decreased to $1.1 million from $1.8 million for the year ended December 31, 1995 as compared to the year ended December 31, 1994, a decrease of $755,000 or 41%. The decrease resulted principally from the Company's sale in 1994 of substantially all of its San Juan Basin coalbed methane properties and associated gathering systems. The Company sold its San Juan Basin coalbed methane properties and associated gathering systems in 1994 because it had the opportunity to do so at a substantial profit, and, at that time, such properties did not provide natural gas dedicated to the Company's processing operations.

   Gain on sale of oil and gas properties of $4.3 million in 1994 was due to the sale of a majority of the Company's oil and gas producing assets for approximately $10.1 million.

   Costs and expenses. Plant feedstock purchases decreased to $17.3 million from $21.6 million for the year ended December 31, 1995 as compared to the year ended December 31, 1994, a decrease of $4.3 million or 20%. This decrease resulted from the acquisition of feedstock quantities during off-peak periods, when prices typically are lower, rather than at spot prices during peak season.

   Terminal and marketing purchases increased to $11.9 million from $11.5 million for the year ended December 31, 1995 as compared to the year ended December 31, 1994, an increase of $440,000 or 4%. This increase was due principally to an increase in the average price per gallon of propane.

   Operating expenses increased to $4.7 million from $4.4 million for the year ended December 31, 1995 as compared to the year ended December 31, 1994, an increase of $313,000 or 7%. The increase was attributable to the construction and start up of the Kenova gas processing facility.

   General and administrative expenses increased to $4.2 million from $3.7 million for the year ended December 31, 1995 as compared to the year ended December 31, 1994, an increase of $535,000 or 15%. The increase was attributable to administrative support activities related to the Michigan Project and the new Kenova and Church Hill facilities.

   Depreciation and amortization decreased to $1.8 million from $1.9 million for the year ended December 31, 1995 as compared to the year ended December 31, 1994, a decrease of $188,000 or 10%. This decrease resulted principally from lower plant carrying values due to reductions made in 1994.

    Reduction in carrying value of assets of $3.0 million in 1994 was due to a one-time charge reflecting the shutdown of the isomerization unit at the Siloam plant and a charge for the write-down of other non-productive equipment.

    Net interest expense. Net interest expense decreased to $400,000 from $1.7 million for the year ended December 31, 1995 as compared to the year ended December 31, 1994, a decrease of $1.3 million or 79%. The decrease resulted principally from lower average borrowing levels of approximately $16.0 million in 1994 to $8.1 million in 1995, a decrease in interest rates, the capitalization of approximately $301,000 of interest in connection with the construction of the Kenova gas processing plant, and the early extinguishment of a note that required the Company to pay additional interest averaging $400,000 per year based on the throughput of the Company's Siloam facility.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's sources of liquidity and capital resources historically have been net cash provided by operating activities, proceeds from issuance of long-term debt, in 1994, the proceeds from the sale of certain oil and gas properties, and in 1996, an initial public offering of equity. The Company's principal uses of cash have been to fund operations and acquisitions.

    The following summary table reflects comparative cash flows for the Company for the years ended December 31, 1996, 1995 and 1994:

                                                            YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                         1996        1995      1994
                                                         -----       ----      ----
                                                              (IN THOUSANDS)
Net cash provided by operating activities............   $ 16,815    $  5,436    $   994
Net cash provided by (used in) investing activities..   $(17,516)   $(12,610)   $ 9,068
Net cash provided by (used in) financing activities..   $  4,341    $  2,467    $(5,886)

    For the year ended December 31, 1996, net cash provided by operating activities increased by $11.4 million over the year ended December 31, 1995. This increase resulted primarily from an increase in revenue of $23.7 million, which was offset by a $15.1 million increase in feedstock purchases, terminal and marketing purchases, operating expenses and general and administrative expenses.

    Cash used in investing activities increased $4.9 million for the year ended December 31, 1996, as compared to the year ended December 31, 1995, primarily due to capital expenditures incurred during 1996 related to the Michigan project.

    Cash provided by financing activities increased $1.9 million for the year ended December 31, 1996, as compared to the year ended December 31, 1995. This increase resulted primarily from the initial public offering in October, which was partially offset by payments made on long-term debt.

Financing Facilities

    Revolver Loan. The Company currently has a financing agreement with Norwest Bank Denver, N.A., as agent, First American National Bank of Nashville, Tennessee, First Chicago NBD and N M Rothschild and Sons Limited. The agreement is structured as a revolving facility, with a maximum borrowing base of $40.0 million as of December 31, 1996. Interest rates are based on either the agent bank's prime rate plus 1/4 % or the London Interbank Offered Rate (LIBOR) plus 2%. The repayment period begins on September 30, 1998, continuing for 16 equal quarterly installments until June 30, 2002. Outstanding borrowings at December 31, 1996 were $4.2 million. This facility is secured by substantially all of the Company's assets.

    Working Capital Loan. The Company has a working capital line of credit with a maximum borrowing base of $7.5 million as of December 31, 1996. Interest rates are based on prime plus 1/4 %, with maturity on June 30, 1998. Outstanding borrowings at December 31, 1996 were $5.7 million. The working capital loan is secured by the Company's inventories, receivables and cash.

    Resources Revolver Loan. The Company's MarkWest Resources subsidiary has a revolving facility with Colorado National Bank ("CNB") with a maximum borrowing base of $5.8 million as of December 31, 1996. Interest is based on CNB's bank rate plus 1/2 %. The facility has a maturity date of April 2003. This facility is restricted for the exploration and development of oil and gas properties and as of December 31, 1996, $1.2 million was outstanding. This facility is secured by substantially all of MarkWest Resources' assets. The Company has guaranteed $1.0 million of this facility. All amounts outstanding under this facility were paid off, effective February 19, 1997.

    The loan agreements contain affirmative and negative covenants customary in commercial lending transactions, including restrictions on the incurrence of additional debt, restrictions on the payment of dividends that would cause the Company to violate the financial covenants contained in the loan agreements, maintenance of a specified tangible net worth, current ratio, ratio of funded debt to total capitalization and fixed charge coverage ratio.

Capital Investment Program

    The Company expects to spend in excess of $20.0 million during 1997, including approximately $12.0 million in the Michigan Core Area in order to complete construction of a pipeline and a new liquids facility, with the balance being allocated for projects in the Appalachian Core Area and exploration projects. The Company anticipates that such capital investments will be funded through cash flows and existing credit facilities. For the year ended December 31, 1996, the Company made capital expenditures totaling $9.8 million.

    During 1996 and 1995, the Company expended $12.2 million in connection with the construction of the Kenova plant. During 1995, the Company expended $213,000 for the construction and related costs for development of the Church Hill terminal and storage facility, respectively.

    During 1994, the Company expended $1.4 million for the expansion and upgrade of existing facilities.

RISK MANAGEMENT ACTIVITIES

    The Company's policy is to utilize risk management tools to reduce commodity price risk. The Company's hedging activities generally fall into three categories--contracting for future purchases of natural gas at a predetermined BTU differential based upon a basket of Gulf Coast NGL prices, the fixing of margins between propane sales prices and natural gas reimbursement costs by purchasing natural gas contracts and simultaneously selling propane contracts (or a substitute for propane such as crude oil) of approximately the same BTU value, and the purchase of propane futures contracts to hedge future sales of propane at the Company's terminals or gas plants.

    The Company maintains a three-person committee that oversees all hedging activity of the Company. This committee reports monthly to management regarding recommended hedging transactions and positions. Gains and losses related to qualifying hedges, as defined by Statement of Financial Accounting Standards, ("SFAS") No. 80, "Accounting for Futures Contracts," of firm commitments or anticipated transactions are recognized in plant revenue and feedstock purchases upon execution of the hedged physical transaction.

    As of December 31, 1996, 1995 and 1994, the Company did not hold any material notional quantities of natural gas, NGL, or crude oil futures, swaps or options. For the year ended December 31, 1996, the Company recognized a $1.1 million loss in operating income on the settlement of propane and natural gas futures.

TERMINATION OF PARTNERSHIP TAX STATUS

    The Company's immediate predecessor, MarkWest Partnership, was not subject to federal and most state income tax as its income was taxed directly to its respective partners. The financial data set forth in this Prospectus reflects pro forma income tax provisions as if the Company had been taxed as a Subchapter C corporation under the Internal Revenue Code during the relevant periods. Pro forma income taxes giving effect to termination of MarkWest Partnership's tax status resulted in an effective income tax rate of approximately 27.8%, 37.5% and 38.0% in 1994, 1995 and 1996, respectively. See Note 9 of Notes to Consolidated Financial Statements.

                                   BUSINESS

GENERAL

    The Company is engaged in natural gas processing and related services. The Company, which has grown substantially since its founding in 1988, is the largest processor of natural gas in Appalachia, according to statistics compiled by LPG Almanac, an independent natural gas data source, and recently established a venture to provide natural gas processing services in western Michigan. The independent gas processing industry has grown rapidly in the last 10 years, and the Company believes there will be substantial opportunities to grow its gas processing operations within these existing core regions and in new markets. The Company provides compression, gathering, treatment, and NGL extraction services to natural gas producers and pipeline companies and fractionates NGLs into marketable products for sale to third parties. The Company also purchases, stores and markets natural gas and NGLs and has begun to conduct strategic exploration for new natural gas sources for its processing activities. For the year ended December 31, 1996, the Company produced approximately 95 million gallons of NGLs and marketed approximately 137 million gallons of NGLs.

    The Company's processing and marketing operations are concentrated in two core areas which are significant gas producing basins: the southern Appalachian region of eastern Kentucky, southern West Virginia, and southern Ohio (the Appalachian Core Area), and western Michigan (the Michigan Core Area). At the Company's processing plants, natural gas is treated to remove contaminants, and NGLs are extracted and fractionated into propane, normal butane, isobutane and natural gasoline. The Company then markets the fractionated NGLs to refiners, petrochemical companies, gasoline blenders, multistate and independent propane dealers, and propane resellers. In addition to processing and NGL marketing, the Company engages in terminalling and storage of NGLs in a number of NGL storage complexes in the central and eastern United States, and operates propane terminals in Arkansas and Tennessee.

    During 1996, the Company took several key steps intended to expand its operations. In January 1996, the Company commissioned a new natural gas liquids extraction plant in Wayne County, West Virginia. See "-Natural Gas Processing and Related Services-Appalachian Core Area-NGL Extraction-Kenova Plant." In May 1996, the Company established West Shore, a venture in western Michigan, which the Company will develop as the Michigan Core Area. The Company has identified opportunities, and has entered into agreements, to expand its gas gathering operations and to commence gas processing operations in the Michigan Core Area in the near future. See "-Natural Gas Processing and Related Services-Michigan Core Area."

INDUSTRY OVERVIEW

    Natural gas processing and related services represent a major segment of the oil and gas industry, providing the necessary service of converting natural gas into marketable energy products. When natural gas is produced at the wellhead, it must be gathered, and in some cases compressed or pressurized, for transportation via pipelines (described as gathering services) to gas processing plants. The processing plants remove water vapor, solids and other contaminants, such as hydrogen sulfide or carbon dioxide in the natural gas stream that would interfere with pipeline transportation or marketing of the gas to consumers and also extract the NGLs from the natural gas (described as treatment and extraction services, respectively). The NGLs are then subjected to various processes that cause the NGLs to separate, or fractionate, into marketable products such as propane, normal butane, isobutane and natural gasoline (described as fractionation services).

    Over the past 10 years, independent natural gas processing has experienced significant growth. In 1995, independent natural gas processing companies accounted for 319,000 barrels per day of NGL production, or approximately 23% of total U.S. NGL production by the 20 largest U.S. natural gas producers, compared to less than 4% of such producers' NGL production in 1985. The increase in the independent natural gas processing industry has resulted in part from the divestiture by major energy companies and interstate pipeline companies of their gas gathering and processing assets and the decision by many such companies to outsource their gas processing needs.

    An important factor expected to contribute to the continuing growth of independent processing companies is the upward trend of natural gas consumption and production in the United States. Natural gas consumption in the United States has increased from 16.2 Tcf per year in 1986 to 21.3 Tcf per year in 1995, and is forecast to increase to 24.0 Tcf per year by the year 2000. The number of natural gas rigs in service also has recently increased. From June 1995 to June 1996, the number of natural gas rigs in service rose from 340 to
464. This natural gas rig count is the highest in over four years, and as a percentage of total oil and gas rigs in service, the highest in the last decade. Many newly discovered natural gas wells and fields will require access to gathering and processing infrastructure, providing significant opportunities for growth-oriented independent natural gas processing companies such as MarkWest.

STRATEGY

    The Company's primary objective is to achieve sustainable growth in cash flow and earnings by increasing the volume of natural gas that it gathers and processes and the volume of NGLs that it produces and markets. To achieve this objective, the Company employs a number of related strategies.

    Geographic Core Areas. The Company emphasizes opportunities for investment in geographic core areas where there is significant potential to achieve a position as the area's dominant natural gas processor. The Company believes that growth in core areas can be achieved by developing processing facilities both in areas where a large energy or pipeline company requires processing services and in areas where there is significant potential for natural gas production but not significant processing capacity.

    Long-Term Strategic Relationships. The Company seeks strategic relationships with the dominant pipelines and gas producers in each area in which the Company operates. In the Appalachian Core Area, MarkWest owns three processing plants that process natural gas or NGLs dedicated by Columbia Gas. In its Michigan Core Area, the Company has entered into gas supply and processing relationships with Shell and MPC.

    NGL Marketing. The Company strives to maximize the downstream value of its gas and liquid products by marketing directly to distributors and resellers. Particularly in the area of NGL marketing, the Company minimizes the use of third party brokers and instead supports a direct marketing staff focused on refiners, petrochemical companies, gasoline blenders, and multistate and independent propane dealers. Additionally, the Company uses its own truck and tank car fleet, as well as its own terminals and storage facilities, to provide supply reliability to its customers. All of these efforts have allowed the Company to maintain pricing of its NGL products at a premium to Gulf Coast spot prices.

    Cost-Efficient Operations. The Company seeks a competitive advantage by utilizing in-house processing and operating expertise to provide lower-cost service. To provide competitive processing services, the Company emphasizes facility design, project management and operating expertise that permits efficient installation and operation of its facilities. The Company has in-house engineering personnel who oversee the design and construction of the Company's processing plants and equipment.

    Acquisitions. The Company believes that there are significant opportunities to make strategic acquisitions of gathering and processing assets because of the divestiture by major energy companies and interstate pipeline companies of their gas gathering and processing assets. The Company pursues acquisitions that can add to existing core area investments or can lead to new core area investments.

    Exploration as a Tool to Enhance Gas Processing. The Company maintains a strategic gas exploration effort that is designed to permit the Company to gain access to additional natural gas supplies within its existing core areas and to gain foothold positions in production regions that the Company might develop as new core processing areas.

NATURAL GAS PROCESSING AND RELATED SERVICES

    The Company's processing operations are located in its Appalachian Core Area consisting of eastern Kentucky, southern West Virginia, and southern Ohio, and its Michigan Core Area consisting of the area of western Michigan north of Grand Rapids and south of Traverse City. The Company's operations in Appalachia date from the Company's founding in 1988. At present, the Company is the largest processor of natural gas in Appalachia based on the volume of natural gas processed at its owned facilities, including those it leases to third parties. The Company began development of the Michigan Core Area in June 1996.

APPALACHIAN CORE AREA

    The Company's operations in Appalachia consist of two extraction facilities, a fractionation plant, an NGL pipeline, rail terminals and related processing assets. Since 1988, when the Company purchased its Siloam fractionation plant (see "-Fractionation"), the volume of natural gas processed by the Company in the Appalachian Core Area has grown to approximately 170 MMcf/D, and the Company's NGL production has grown to approximately 275 MGal/D.

    The Company believes that this region has favorable supply and demand characteristics. The Appalachian Core Area is geographically situated between the TET pipeline to the north and the Dixie pipeline to the south. In addition to Appalachia, the TET pipeline serves the upper midwestern and eastern United States, and the Dixie pipeline serves the southeast. Because the areas directly served by these two pipelines are experiencing significant population growth, the demand for NGL products exceeds the capacity of these two lines. The demand for propane from the TET and Dixie pipelines is such that the pipelines allocate supply to purchasers during peak wintertime periods, thereby limiting the available supply to Appalachia. There are few sources of propane to the Appalachian Core Area other than the Company's facilities, the TET and Dixie pipelines, and propane shipped by rail cars from other producing areas. In addition, the Appalachian mountain range limits access to the Dixie pipeline by distributors in the Appalachian Core Area. These factors enable producers in Appalachia (principally MarkWest, Ashland and CNG Transmission Corporation) to price their products (particularly propane) at a premium to Gulf Coast spot prices during times of supply shortages from other sources, especially during winter high demand periods. The underground storage caverns at the Siloam location allow the Company to store NGLs in anticipation of the winter months when peak demand periods often lead to higher product prices and provide local consumers with needed wintertime supplies. The Company also believes that there are significant growth opportunities for existing gas production in the area and the Company's capacity to process natural gas streams from areas that are not currently processed.

    NGL EXTRACTION. The Company currently owns two NGL extraction plants in Appalachia, one which it operates and one which it currently leases to Columbia Gas. Extraction plants remove NGLs, as well as water vapor, solids and other contaminants, such as hydrogen sulfide or carbon dioxide, contained in the natural gas stream. The Company provides NGL extraction services under a fee-based arrangement.

    Kenova Plant. The Company began construction of its Kenova natural gas liquids extraction plant, located in Wayne County, West Virginia, in 1995. The Kenova plant was commissioned in January 1996 and replaced a 1958 extraction facility owned and operated by Columbia Gas. Because the Company owns and operates this new facility, which is situated on a main gathering line of Columbia Gas, the Company will generate fee revenues related to processing operations. In addition, the Company believes that this new facility will generate greater NGL recovery from natural gas, reduce downtime for maintenance, and significantly reduce fuel costs compared to the replaced facility. Construction and related costs for development of the Kenova plant were approximately $12.2 million. To date, substantially all of Kenova's processing throughput has been obtained from Columbia Gas. See "-Gas Processing Contracts and Natural Gas Supply." Substantially all of the Kenova plant's extracted NGLs are transported via the Company's 38.5 mile high pressure pipeline to its Siloam fractionation facility located in South Shore, Kentucky, for separation into marketable NGL products.

     The Company has contracted with Columbia Gas to purchase an additional 4.6 acres adjacent to the Kenova plant from Columbia Gas during the second quarter of 1997 for a purchase price of $400,000. The Company will demolish the old facility on such property, thereby affording it the opportunity to expand its operations at the Kenova plant in the future.

     Boldman Plant.   The Company constructed the Boldman natural gas liquids
extraction plant, located in Pike County, Kentucky, in 1991. Construction and related costs for development of the Boldman plant were approximately $4.0 million. The Boldman plant is currently leased to, and operated by, Columbia Gas. Under such lease, the Company receives a monthly rental fee ranging from $40,000 to $47,000. Columbia Gas has dedicated all NGLs recovered at the Boldman plant to the Company's Siloam facility for fractionation under a contract which runs through December 31, 2003. Production from the Boldman plant is transported via tanker trucks to the Siloam plant for processing.

     As a part of the Columbia Abandonment Order, the Company agreed to take over operations of the Boldman plant. As a result, the Company will own and operate the Boldman plant and enter into fee-based and keep-whole processing contracts directly with the NGL producers that utilize the Boldman Plant. The Company and Columbia Gas have signed a "Points of Agreement" and are currently negotiating a definitive agreement to complete the assumption of operations at the Boldman plant by the Company. Execution of a definitive agreement is anticipated in the third or fourth quarter of 1997.

     NGL Pipeline. The Company owns a 38.5 mile, high pressure steel pipeline that connects its Kenova processing plant to the Company's Siloam fractionation facility. The pipeline currently delivers approximately 70 million gallons per year to the Siloam facility from the Kenova processing plant. Because this pipeline was originally designed to handle a high pressure ethane-rich stream, it has the capacity to handle almost twice as much product if it becomes available.

     FRACTIONATION. The Company's fractionation services in the Appalachian Core Area are performed at its Siloam fractionation plant located in South Shore, Kentucky. At this facility, extracted NGLs are subjected to various processes that cause the natural gas to separate, or fractionate, into separate NGL products, including propane, isobutane, normal butane and natural gasoline. The Siloam facility is one of only two fractionation plants in the Appalachian Core Area producing over 6,500 barrels, or 275,000 gallons, per day of NGLs. Substantially all of the Company's fractionation services in its Appalachian Core Area are provided under keep-whole contracts with Columbia Gas. See "-Gas Processing Contracts and Natural Gas Supply-Keep-Whole Contracts."

     The Company acquired the Siloam plant in April 1988 from Columbia Gas for $3.5 million. During 1989, the Company began an approximately $11.0 million expansion program at the Siloam plant. The expansion program, among other enhancements, included the construction of additional storage facilities, improvements to existing electrical and control systems and the addition of loading facilities. The expansion was fully operational in early 1991.

     Approximately 77% of the fractionation throughput at the Siloam plant comes from the production of the Company's Kenova and Boldman plants. The Company also makes purchases of NGLs from third party processors and of additional production from Columbia Gas. The Company's most significant purchase contract for NGLs during 1996 was with Columbia Gas. In addition to the approximately 9.0 MMGal per year of Columbia Gas NGL production from the Boldman plant, Columbia Gas dedicated approximately 17.0 MMGal per year from its Cobb, West Virginia extraction plant. As a part of the Columbia Abandonment Order, Columbia Gas agreed to sell the Cobb plant to the Company for a purchase price of $.9 million (the plant's net book value). The Company and Columbia Gas have signed a "Points of Agreement" and are currently negotiating a definitive agreement to complete the sale of the Cobb plant to the Company. Execution of a definitive agreement is anticipated in the third or fourth quarter of 1997. In 1996, pursuant to the Columbia Gas purchase agreements, the Company was committed to purchase substantially all of the NGLs produced at Columbia Gas' own processing plants, as well as those produced by the Company for Columbia Gas. Under these contracts, the Company was required to compensate Columbia Gas for the BTU energy equivalent of NGLs and fuel removed from the natural gas as a result of processing. In 1996, the Company's cost for purchases under these contracts was $23.0 million, and such purchases represented 95% of all NGLs fractionated by the Company. As a result of the Columbia Abandonment Order and upon the execution of definitive agreements (anticipated to be in late 1997), the Company will own and operate the Kenova, Boldman and Cobb plants and enter into fee-based and keep-whole processing contracts directly with the producers that utilize such plants. The Company is currently negotiating an interim financial arrangement with Columbia Gas whereby Columbia Gas would continue to operate the Cobb and Boldman plants on behalf of the Company during the negotiation of definitive agreements and the Company would reimburse Columbia Gas for direct operating costs during such time period. The Company is currently negotiating a Gas Processing Agreement with Columbia Gas that will extend the processing term through 2009.

     MICHIGAN CORE AREA

     The Company was attracted to the Michigan Core Area because of the potential for providing gathering and processing services in the area. Substantially all of the natural gas in the Michigan Core Area is sour and, therefore, has limited outlets for processing. West Shore was formed in May 1996 and is governed by an operating agreement between the Company's MarkWest Michigan, Inc. subsidiary and MEC. West Shore is a venture dedicated to natural gas gathering, treatment, processing and NGL marketing in Manistee, Mason and Oceana Counties in Michigan. As a result of availability of large shut-in sour gas wells and the expected increase in drilling by producers who previously had no outlet for sour gas production in the area, the Company entered into several related agreements in May 1996 providing for the development of gathering, treatment and processing facilities in western Michigan. Through West Shore, the Company expects to be able to gather and process this sour gas.

     The most significant assets of West Shore in May 1996 included the Basin Pipeline, a 31-mile sour gas pipeline which is situated in Manistee and Mason Counties, rights to obtain a sour gas treatment plant located in Manistee County, and various agreements that dedicate natural gas production to West Shore for processing. Until completion of the second phase of the Michigan Project, West Shore's revenues will be derived from fees generated by gathering of natural gas on the Basin Pipeline and by treatment of sour gas. Following completion of the second phase, revenues will be derived from fees generated by gathering, treatment and extraction and fractionation of NGLs.

     The Michigan Project is completing its first phase of development, which includes construction of a two-mile pipeline from one of West Shore's main gathering locations to a treatment plant owned and operated by Shell in Manistee County. The purpose of this pipeline is to deliver sour gas to Shell for treatment. The first phase also includes the construction of a 30-mile pipeline that will connect the Slocum natural gas well owned by MPC in Oceana County to the Basin Pipeline. Pending approval by the Michigan Public Service Commission of this pipeline as part of the Basin Pipeline, MPC will own, and West Shore will operate for MPC, this connecting pipeline. The Slocum well has estimated reserves of approximately 13 Bcf, and estimated initial well deliverabilities of approximately 8 MMcf/D. The Company currently expects to complete the first phase of the Michigan Project in the first half of 1997. The first phase of the Michigan Project will cost approximately $11.0 million.

     The second phase of the Michigan Project includes construction of a two-mile residue return line from the Shell treatment plant to the natural gas transmission line of Michigan Consolidated Gas Company ("MichCon") and construction of approximately 18 miles of pipeline to connect natural gas wells in southern Oceana County, including the Claybanks wells owned by MPC with estimated reserves of approximately 7.5 Bcf and estimated initial well deliverabilities of approximately 8 MMcf/D, to the Basin Pipeline. The second phase will also include the construction of an NGL extraction and fractionation facility at the site of the Shell treatment plant. The facility will be owned by West Shore and operated by Shell. The Company currently expects that the second phase of the Michigan Project will be completed by the end of the fourth quarter of 1997. The second phase of the Michigan Project is expected to cost approximately $9.0 million.

     When the first two phases of the Michigan Project are complete, the Company will own a 60% interest in West Shore. As of March 31, 1997, the Company had made contributions of approximately $13.4 million to, and owned a 55% interest in, West Shore.

     Upon completion of the first two phases of development, West Shore's treating and processing operations are expected to have 30 MMcf/D of capacity and approximately 25 MMcf/D of dedicated production from currently drilled and proven wells. With a current pipeline capacity of 35 MMcf/D and deliverabilities of individual wells commonly exceeding 5 MMcf/D, the Company expects that demand at West Shore could exceed capacity. As a result, the Company is already planning to expand West Shore to increase capacity in the second phase of the Michigan Project. There can be no assurance, however, that demand for West Shore's services will reach the levels anticipated by the Company.

     In April 1997, Domain and EnCap informed the Company that they had purported to transfer their interests in MEC and MPC to Energy Acquisition Corp. The Company believes that the transfer of the interests in MEC would be in violation of the arrangements for the establishment and operation of West Shore, and is, therefore, invalid. Accordingly, the Company has not recognized the purported transfer and has commenced arbitration proceedings pursuant to the Participation, Ownership and Operating Agreement for West Shore. The Company does not anticipate any change in the operation or management of West Shore, regardless of whether or not the transfer of interests in MEC is effective. Moreover, the purported transfer of the interests in MPC has no effect on the Company's gathering, treatment and processing arrangements with MPC.

     Availability of Natural Gas Supply. West Shore has exclusive gathering, treatment and processing agreements with MPC covering the natural gas production from all wells and leases presently owned by MPC within Manistee, Mason and Oceana Counties, Michigan. In addition, West Shore has a gathering, treating and processing agreement with Oceana Acquisition Company ("Oceana") covering the production from the initial phase of Oceana's drilling program in Oceana County, Michigan. West Shore also is negotiating an agreement with Longwood that may result in the dedication of its natural gas production to the pipeline, treatment and processing facilities of West Shore.

     The Company believes that the expansion of the Basin Pipeline southward will provide an outlet for sour gas production in the area and may stimulate new drilling activity in the area. Both MPC and Longwood are considering initiating drilling programs in the area, to begin in early 1997. Production from the MPC program has been dedicated to the Basin Pipeline, and West Shore is negotiating with Longwood for dedication of its production to the Basin Pipeline. MarkWest Resources has agreed to purchase a 17.5% working interest in the Longwood drilling program. MarkWest also has had discussions with other exploration companies that are evaluating possible exploration and production activities in the corridor to be serviced by the expanded Basin Pipeline. MarkWest currently is evaluating various drilling programs and expects to participate actively in drilling wells in the area.

     The natural gas streams to be dedicated to West Shore under these agreements will primarily be produced from an extension of the Northern Niagaran Reef trend in western Michigan. To date, over 2.5 trillion cubic feet equivalent of natural gas has been produced from the Northern Niagaran Reef trend. Substantially all of the natural gas produced from the western region of this trend, however, is sour. While several successful large wells were developed in the region, the natural gas producers lacked adequate gathering and treatment facilities for sour gas, and development of the trend stopped in northern Manistee County. With the sour gas pipeline, treatment and processing facilities and capacity to be provided by West Shore, the Company believes there could be increased development in the region. In addition, the Company believes that improvements in seismic technology may increase exploration and production efforts, as well as drilling success rates.

     Shell Treatment and Processing Agreement. In addition to the establishment of West Shore, the Michigan Project includes a number of related agreements. To provide treatment for natural gas dedicated to West Shore, West Shore has entered into a gas treatment and processing agreement with Shell. Currently, the agreement provides West Shore with 30 MMcf/D of gas treatment capacity at Shell's facility in Manistee County, Michigan. The agreement also permits West Shore to cause the expansion of Shell's treatment facilities. In addition, the agreement grants West Shore the right to construct and install an NGL processing plant at the site of Shell's treatment plant. Following completion of the new processing plant, Shell will act as contract operator for West Shore.

GAS PROCESSING CONTRACTS AND NATURAL GAS SUPPLY

     The Company historically has processed natural gas under two types of arrangements: keep-whole and fee-based processing. While the Company has been heavily dependent upon keep-whole contracts in the past, it intends to pursue fee-based processing in the future to reduce the fluctuations in margins inherent in processing natural gas under keep-whole arrangements.

     Keep-Whole Contracts. Under keep-whole contracts, the principal cost is the reimbursement to the natural gas producers for the BTUs extracted from the gas stream in the form of liquids or consumed as fuel during processing. In such cases, the Company creates operating margins by maximizing the value of the NGLs extracted from the natural gas stream and minimizing the cost of replacement of BTUs. While the Company maintains programs to minimize the cost to deliver the replacement of fuel and shrinkage to the natural gas supplier, the Company's margins under keep-whole contracts can be negatively affected by either decreases in NGL prices or increases in prices of replacement natural gas. Approximately 59% of the Company's total revenue during 1996 resulted from keep-whole contracts. See "Risk Factors-Commodity Price Risks."

     Fee Contracts. The Company has entered into a fee-based contract with Columbia Gas, which expires December 31, 2010, pursuant to which Columbia Gas has agreed to use its best efforts to deliver a minimum of 115 MMcf/D of natural gas to the Company's Kenova processing plant, and the Company has agreed to process all natural gas made available by Columbia Gas to the Company at the Kenova plant. In 1996, deliveries by Columbia Gas to the Kenova plant under this contract represented approximately 95% of all throughput processed by the Company. Under the agreement, Columbia Gas pays the Company a fee per MMbtu of processed natural gas. The terms of the contract provide for automatic two-year extensions after 2010, unless either party gives notice to terminate the contract at least one year in advance of an expiration date. In its Michigan Core Area, West Shore has entered into a fee-based contract with MPC, which expires December 2016, pursuant to which MPC has agreed to use its best efforts to deliver all of its natural gas to West Shore's pipeline and treating facilities. Under the agreement, MPC pays West Shore a fee per MMbtu of transported and treated natural gas. Approximately 5% of the Company's total revenues during 1996 resulted from fee-based contracts.

     Percent-of-Proceeds Contracts. Under percent-of-proceeds contracts, the Company retains a portion of NGLs and/or natural gas as compensation for the processing services provided. Operating revenues earned by the Company under percent-of-proceeds contracts increase proportionately with the price of

NGLs and natural gas sold. While historically the Company has not entered into percent-of-proceeds contracts, recently the Company offered to process natural gas for certain suppliers in the Appalachian Core Area under percent-of-proceeds arrangements.

     The Company and Columbia Gas are in the process of negotiating fee and/or percent-of-proceeds arrangements whereby the Company will process natural gas directly for third party shippers who utilize Columbia Gas' pipeline and distribution system. In addition, part of the fee structure for transporting and treating natural gas in the Michigan Core Area includes retaining a portion of extracted NGLs.

SALES AND MARKETING

     The Company attempts to maximize the value of its NGL output by marketing to distributors, resellers, blenders, refiners and petrochemical companies. The Company minimizes the use of third party brokers and instead supports a direct marketing staff focused on multistate and independent dealers. Additionally, the Company uses its own truck and tank car fleet, as well as its own terminals and storage facilities, to enhance supply reliability to its customers. All of these efforts have allowed the Company to maintain premium pricing of its NGL products compared to Gulf Coast spot prices.

     Substantially all of the Company's revenue is derived from sales of NGLs, particularly propane. Revenues from NGLs represented 91%, 98% and 88% of total revenues, excluding gains on sale of property, in each of 1996, 1995 and 1994, respectively. The Company markets and sells NGLs to numerous customers, including refiners, petrochemical companies, gasoline blenders, multistate and independent propane distributors and propane resellers. The majority of the Company's sales of NGLs are based on spot prices at the time the NGLs are sold. Spot market prices are based upon prices and volumes negotiated for short terms, typically 30 days.

EXPLORATION AND PRODUCTION

     The Company maintains a strategic gas exploration effort intended to permit the Company to gain a foothold position in production areas that have strong potential to create demand for its processing services. The Company, through its MarkWest Resources subsidiary, currently owns interests in several exploration and production assets. Such assets include the following:

 .    A 49% undivided interest in two separate exploration and production projects in La Plata County, Colorado, situated on the Fruitland Formation coal seam. One project currently contains nine coal seam wells that produce approximately 2,300 Mcf/D of natural gas. It is estimated that full development of these two projects will cost the Company approximately $3.2 million through the end of 1997.

 .    A 5.4% working interest in a 66 well drilling program operated by Conley
     Smith, Denver, Colorado. The majority of these well sites are in Oklahoma, Nevada, Kansas and Texas. MarkWest believes it may have a future opportunity to provide its processing expertise to Conley Smith in the areas with successful drilling sites. There can be no assurance, however, that Conley Smith will use the Company's processing services.

 .    A 25% working interest in a 31,000 acre project to be developed in the
     Piceance Basin of Colorado. The project includes both the exploration for conventional natural gas and the development of the Cameo Coal Formation utilizing tax credit qualified existing well bores. While there can be no assurance that these projects will generate substantial natural gas volumes, MarkWest believes that this area could generate increased demand for processing services.

 .    A 17.5% working interest in the drilling program of the Niagran Reef Trend in the Michigan Core Area. Longwood intends to conduct a 25 square mile three-dimensional seismic survey in the area, and thereafter acquire acreage and conduct drilling activities. See "-Natural Gas Processing and Related Services-Michigan Core Area."

PROPERTIES

     The following table provides information concerning the Company's principal gas processing plants and gathering facilities.

                                               YEAR                                            NGL
                                             ACQUIRED                         GAS          PRODUCTION
                                             OR PLACED      THROUGHPUT     THROUGHPUT      THROUGHPUT
                                            INTO SERVICE     CAPACITY      (MCF/D)/A,B/   (GAL/YEAR)/B/
                                            ------------   -------------   -------        ----------
PROCESSING PLANTS
Siloam Fractionation Plant,
South Shore, KY (1)....................        1988        360,000 Gal/D      NA          94,909,000

Boldman Extraction Plant,
Pike County, KY (2)....................        1991         70,000 Mcf/D    55,000         8,461,000

Kenova Extraction Plant,
Wayne County, WV (3)...................        1996        120,000 Mcf/D   115,000        65,443,000

PIPELINES
38.5-mile Kenova-Siloam NGL pipeline
Wayne County, WV to
South Shore, KY (4)....................        1988        350,000 Gal/D      NA          65,443,000

31-mile sour gas gathering line
Manistee County, MI (3)................        1996         35,000 Mcf/D     5,500            NA


                                                           YEAR ACQUIRED       STORAGE
                                                             OR PLACED        CAPACITY           ANNUAL SALES
                                                           INTO SERVICE        (GAL)             (GAL/YEAR)/B/
                                                           ------------      ----------          ----------
TERMINAL AND STORAGE
Siloam Fractionation Storage
South Shore, KY (1)..............................             1988           14,000,000          94,909,000

Terminal and Storage
West Memphis, AR (5).............................             1992            2,500,000          33,798,000

Terminal and Storage
Church Hill, TN (6)..............................             1995              240,000           4,053,000

     /a/Mcf/D = cubic feet per day
     /b/For the year ended December 31, 1996

(1) At the Siloam Fractionation Plant facility, extracted NGLs are subjected to various processes that cause the natural gas to separate, or fractionate, into separate NGL products, including propane, isobutane, normal butane and natural gasoline. The Siloam plant, situated on approximately 290 Company-owned acres, also has over 14.0 million gallons of on-site product storage, including an

    8.4 million-gallon propane underground storage cavern, a 3.1 million-gallon butane underground storage cavern, and approximately 3.0 million gallons of above-ground storage tanks. The Siloam plant is served by the following modern loading and unloading facilities: four automated truck loading docks for propane/butane; two automated truck unloading docks for mixed feedstock; one automated bottom-loading dock for natural gasoline; truck scales; a rail siding capable of holding over 20 railcars and simultaneously loading or unloading eight cars; and barge facilities for the loading of natural gasoline and butanes.


(2) The Boldman plant is a refrigeration plant that extracts NGLs by cooling natural gas down to minus 20 degrees Fahrenheit. The plant includes two 60,000-gallon product storage tanks and truck-loading facilities. The Boldman plant is currently leased to, and operated by, Columbia Gas. See "Natural Gas Processing and Related Services -Appalachian Core Area."

(3) See "Natural Gas Processing and Related Services."

(4) The Company owns a 38.5-mile, high-pressure steel pipeline that connects its Kenova processing plant to the Company's Siloam fractionation facility. Because the liquids pipeline was originally designed to handle a high-pressure ethane-rich stream, it has the capacity to handle almost twice as much product if it becomes available.

(5) At the West Memphis terminal (a seven-acre propane terminal and storage facility), the Company maintains 45 pressurized storage tanks that have a storage capacity of just over 2.5 million gallons of NGLs. The terminal has an automated loading facility with two loading docks for propane, operating 24 hours per day, seven days per week. The West Memphis terminal is capable of serving railcar and trucking transportation. An adjoining Union Pacific rail siding holds up to 17 railcars and has 6 loading/unloading stations. The terminal is located approximately 1/4 mile from the Mississippi River and is secured by a long-term lease held by the Company.

(6) The Company leases and operates a propane terminal in Church Hill, Tennessee, which principally receives product by rail and redelivers the product to dealers and resellers by truck. The Church Hill terminal has 240,000 gallons of pressurized storage, an automated truck loading station and a rail siding that can hold four cars and has two unloading stations.

    Executive Offices. MarkWest occupies approximately 15,000 square feet of space at its executive offices in Denver, Colorado under a lease which has been extended through September 1997. The Company is currently negotiating a contract for future office space which may include the purchase of a small office building on commercially reasonable terms.

COMPETITION

    The Company faces intense competition in obtaining natural gas supplies for its gathering and processing operations, in obtaining processed NGLs for fractionation, and in marketing its products and services. The Company's principal competitors include major integrated oil and gas companies such as Ashland and Amoco Oil Co.; major interstate pipeline companies such as CNG Transmission Corporation; NGL processing companies such as Natural Gas Clearinghouse; and national and local gas gatherers, brokers, marketers and distributors of varying sizes, financial resources and experience. Many of the Company's competitors, such as major oil and gas and pipeline companies, have capital resources and control supplies of natural gas substantially greater than those of the Company. Smaller local distributors may enjoy a marketing advantage in their immediate service areas.

    The Company competes against other companies in its natural gas processing business both for supplies of natural gas and for customers to which it sells its products. Competition for natural gas supplies is based primarily on location of gas gathering facilities and gas processing plants, operating efficiency and reliability and ability to obtain a satisfactory price for products recovered. Competition for customers is based primarily on price, delivery capabilities, and maintenance of quality customer relationships.

     The Company's fractionation business competes against other fractionation facilities that serve local markets. Competitive factors affecting the Company's fractionation business include proximity to industry marketing centers and efficiency and reliability of service.

     In marketing its products and services, the Company has numerous competitors, including interstate pipelines and their marketing affiliates, major producers, and local and national gatherers, brokers, and marketers of widely varying sizes, financial resources and experience. Marketing competition is primarily based upon reliability, transportation, flexibility and price.

OPERATIONAL RISKS AND INSURANCE

     The Company's operations are subject to the usual hazards incident to the exploration for and production, transmission, processing and storage of natural gas and NGLs, such as explosions, product spills, leaks, emissions and fires. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage, and may result in curtailment or suspension of operations at the affected facility.

     The Company maintains general public liability, property and business interruption insurance in amounts that it considers to be adequate for such risks. Such insurance is subject to deductibles that the Company considers reasonable and not excessive. Consistent with insurance coverage generally available to the NGL industry, the Company's insurance policies do not provide coverage for losses or liabilities related to pollution or other environmental damage, except for sudden and accidental occurrences.

     The occurrence of a significant event not fully insured or indemnified against, and/or the failure of a party to meet its indemnification obligations, could materially and adversely affect the Company's operations and financial condition. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. To date, however, the Company has experienced no material uninsured losses.

GOVERNMENT REGULATION

     Certain of the Company's pipeline activities and facilities are involved in the intrastate or interstate transportation of natural gas and NGLs, and are subject to state and/or federal regulation. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938 ("NGA"), the Natural Gas Policy Act of 1978 ("NGPA"), and the regulations promulgated thereunder by the FERC. In the past, the federal government regulated the prices at which oil and gas could be sold, as well as certain terms of service. However, the deregulation of natural gas sales pricing began under terms of the NGPA and was completed in January 1993 pursuant to the Natural Gas Wellhead Decontrol Act of 1989 (the "Decontrol Act"). Thus, all sales by the Company of NGLs and natural gas currently can be made at uncontrolled market prices. There can be no assurance, however, that Congress will not reenact price controls in the future which could apply to, or substantially effect, these sales activities.

     The FERC's jurisdiction over the interstate transportation of natural gas was not removed or limited by the NGPA or the Decontrol Act. The FERC also retains jurisdiction over the interstate transportation of liquid hydrocarbons, such as NGLs and product streams derived therefrom. The processing of natural gas for the removal of liquids currently is not viewed by the FERC as an activity subject to its jurisdiction. If a processing plant's primary function is extraction of NGLs and not natural gas transportation, the FERC has traditionally maintained that the plant is not a facility for transportation or sale for resale of natural gas in interstate commerce and therefore is not subject to jurisdiction under the Natural Gas Act. Although the FERC has not been requested to and has made no specific declaration as to the jurisdictional status of the Company's gas processing operations or facilities, the Company believes that, because its gas processing plants are primarily involved in removing NGLs, their processing activities are exempt from FERC jurisdiction. Columbia Gas has received abandonment approval of the processing plant that was replaced by the Company's Kenova extraction plant. The previous Columbia Gas processing plant was considered by the FERC to be transportation-related and was included in Columbia Gas' certificated facilities. See "-Natural Gas Processing and Related Services-Appalachian Core Area-NGL Extraction" and "-Facilities." The Company recently received a ruling from the FERC confirming that the new Kenova extraction plant is exempt from FERC jurisdiction.

     As part of the Michigan Project, the Company will own and operate pipeline gathering facilities in conjunction with its processing plants. Under the NGA, facilities which have as their "primary function" the performance of gathering activities and are not owned by interstate gas pipeline companies are wholly exempt from FERC jurisdiction. Interstate transmission facilities, on the other hand, are subject to FERC jurisdiction. The FERC distinguishes between these two types of activities on a fact-specific basis, which may make it difficult to state with certainty the status of the Company's pipeline gathering facilities. Although the FERC has not been requested to or issued any order or opinion declaring the Company's facilities as gathering rather than transmission facilities, based on opinion of legal counsel, management believes these systems are NGA-exempt gathering facilities. In addition, state and local regulatory authorities oversee intrastate gathering and other natural gas pipeline operations.

     Because the Company's NGL pipeline facilities do not transport liquids in continuous flow in interstate commerce, they are not subject to FERC regulation under the Interstate Commerce Act. However, the design, construction, operation, and maintenance of the Company's NGL and natural gas pipeline facilities are subject to the safety regulations established by the Secretary of the Department of Transportation pursuant to the Natural Gas Pipeline Safety Act of 1968, as amended ("1968 Act"), or by state agency regulations which meet or exceed the requirements of the 1968 Act.

     The Company's natural gas exploration and production operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, meeting bonding requirements in order to drill or operate wells and regulating the location of wells, the methods of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with such operations. Production operations are also subject to various conservation laws and regulations. These typically include the regulation of the size of drilling and spacing or proration units and the density of wells which may be drilled therein and the unitization or pooling of oil and gas properties. Whether the state has forced pooling, or integration of smaller tracts to form a tract large enough to conduct drilling operations, or relies only on voluntary pooling can affect the ease with which a property can be developed. State conservation laws also typically establish maximum rates of production of natural gas, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production and the handling of nonhydrocarbon gases, such as carbon dioxide and hydrogen sulfide. The effect of these regulations may limit the amount of oil and gas available to the Company or which the Company can produce from its wells. They also substantially affect the cost and profitability of conducting natural gas exploration and production activities. Inasmuch as such laws and regulations are frequently expanded, amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with these production-related regulations.

     Commencing in April 1992, the FERC issued a series of orders, generally referred to collectively as Order No. 636, which, among other things, require interstate pipelines such as Columbia Gas to

"restructure" to provide transportation services separate or "unbundled" from the interstate pipelines sales of gas. Order No. 636 also requires interstate pipelines to provide open-access transportation on a basis that is equal for all shippers and all supplies of natural gas. This order was implemented through pipeline-by-pipeline restructuring proceedings. In many instances, the result has been to substantially reduce or bring to an end interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services. On July 16, 1996, the United States Court of Appeals for the District of Columbia Circuit upheld the validity of most of the provisions and features of Order No. 636. However, in many instances, appeals remain outstanding in the individual pipeline restructuring proceedings, so the Company cannot predict the final outcome of these proceedings. Order No. 636 is intended to foster increased competition within all phases of the natural gas industry. It remains unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company or its various lines of business. Additionally, the FERC has issued a number of other orders which are intended to supplement various facets of its open access program, all of which will continue to affect how and by whom natural gas production and associated NGL's will be transported and sold in the marketplace. In its current form, FERC's open access initiatives could provide the Company with additional access to gas supplies and markets, and could assist the Company and its customers by mandating more fairly applied service rates, terms and conditions. On the other hand, it could also subject the Company and entities with which it does business to more restrictive pipeline imbalance tolerances, more complex operations and greater monetary penalties for violation of the pipelines tolerances and other tariff provisions. The Company does not believe, however, that it will be affected by any action taken with respect to Order No. 636 materially differently than any other producers, gatherers, processors or marketers with which it competes.

ENVIRONMENTAL MATTERS

     The Company is subject to environmental risks normally incident to the operation and construction of gathering lines, pipelines, plants and other facilities for gathering, processing, treatment, storing and transporting natural gas and other products including, but not limited to, uncontrollable flows of natural gas, fluids and other substances into the environment, explosions, fires, pollution, and other environmental and safety risks. The following is a discussion of certain environmental and safety concerns related to the Company. It is not intended to constitute a complete discussion of the various federal, state and local statutes, rules, regulations, or orders to which the Company's operations may be subject. For example, the Company, without regard to fault, could incur liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (also known as the "Superfund" law), or state counterparts, in connection with the disposal or other releases of hazardous substances, including sour gas, and for natural resource damages. Further, the recent trend in environmental legislation and regulations is toward stricter standards, and this will likely continue in the future.

     The Company's activities in connection with the operation and construction of gathering lines, pipelines, plants, injection wells, storage caverns, and other facilities for gathering, processing, treatment, storing, and transporting natural gas and other products are subject to environmental and safety regulation by federal and state authorities, including, without limitation, the state environmental agencies and the federal Environmental Protection Agency ("EPA"), which can increase the costs of designing, installing and operating such facilities. In most instances, the regulatory requirements relate to the discharge of substances into the environment and include measures to control water and air pollution.

     Environmental laws and regulations may require the acquisition of a permit or other authorization before certain activities may be conducted by the Company. These laws also include fines and penalties for non-compliance. Further, these laws and regulations may limit or prohibit activities on certain lands lying within wilderness areas, wetlands, areas providing habitat for certain species or other protected areas. The Company is also subject to other federal, state, and local laws covering the handling, storage or discharge of materials used by the Company, or otherwise relating to protection of the environment, safety and health. The Company believes that it is in material compliance with all applicable environmental laws and regulations.

EMPLOYEES

     As of December 31, 1996, the Company had 84 employees.

     Eighteen employees at the Company's Siloam fractionation facility in South Shore, Kentucky are represented by the Oil, Chemical and Atomic Workers International Union, Local 3-372 (Siloam Sub-Local). The current collective bargaining agreement with this Union became effective May 1, 1996 and expires on April 30, 2000. The agreement covers only hourly, non-supervisory employees. The Company considers labor relations to be satisfactory at this time.


LEGAL PROCEEDINGS

     In April 1997, Domain and EnCap informed the Company that they had purported to transfer their interests in MEC and MPC to Energy Acquisition Corp. The Company believes that the transfer of the interests in MEC would be in violation of the arrangements for the establishment and operation of West Shore, and is, therefore, invalid. Accordingly, the Company has not recognized the purported transfer and has commenced arbitration proceedings pursuant to the Participation, Ownership and Operating Agreement for West Shore.

     From time to time the Company has been involved in certain legal proceedings that have arisen in the ordinary course of business, none of which has had a material adverse effect on the Company's financial position or results of operations. The Company is not currently a party to any other legal proceedings, and is not aware of any litigation threatened against the Company, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

                                  MANAGEMENT

                       EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:


Name                          Age             Position
----                          ---             --------

John M. Fox...............    57    President, Chief Executive Officer and Director
Brian T. O'Neill..........    49    Senior Vice President, Chief Operating Officer and Director
Arthur J. Denney..........    48    Vice President of Engineering and Business Development and Director
Robert F. Garvin..........    56    Vice President of Exploration
Gerald A. Tywoniuk........    35    Vice President of Finance and Chief Financial Officer
Norman H. Foster (1)(2)...    62    Director
Barry W. Spector (2)......    45    Director
David R. Whitney (1)(2)...    44    Director

KEY EMPLOYEES

     Certain key employees of the Company are as follows:


Name                          Age             Position
----                          ---             --------
Katherine S. Holland......    44    Manager, NGL and Natural Gas Supply
Kimberly H. Marle.........    39    Manager, Information Systems
Faye E. McGuar............    46    Controller
Randy S. Nickerson........    35    Manager, West Shore and Basin Pipeline
Joseph D. O'Meara.........    52    Manager, Appalachian Area
Fred R. Shato.............    49    General Manager, Marketing
Warren Warner.............    62    Manager of New Projects

____________
     (1)  Member of the Compensation Committee of the Board of Directors.

     (2)  Member of the Audit Committee of the Board of Directors.

EXECUTIVE OFFICERS AND DIRECTORS

     JOHN M. FOX has been the Company's President, Chief Executive Officer and a member of the Board of Directors since its inception in April 1988. Mr. Fox was a founder of Western Gas Resources, Inc., a company listed on the New York Stock Exchange, and was its Executive Vice President and Chief Operating Officer from 1972 to 1986. Mr. Fox holds a bachelors degree in engineering from the United
States Air Force Academy and an MBA from the University of Denver.   Mr. Fox is
also a director of Maverick Tube Company, a publicly-held company.

     BRIAN T. O'NEILL has been the Company's Senior Vice President, Chief Operating Officer and a member of the Board of Directors since its inception in April 1988. Mr. O'Neill has approximately 20 years of experience in NGL and natural gas marketing, and served as a Marketing Manager for Western Gas Resources, Inc., specializing in gas acquisition and sales, new business development and NGL marketing, from 1982 to 1987. Mr. O'Neill holds a bachelors degree in advertising and psychology from the University of Florida and a masters degree in international marketing and finance from the American Graduate School of International Management.

     ARTHUR J. DENNEY has been the Company's Vice President of Engineering and Business Development since January 1990 and a member of the Board of Directors since June 1996. Mr. Denney has over 22 years of experience in gas gathering, gas processing and the NGL business. From 1987 to 1990, Mr. Denney served as Manager of Business Development for Lair Petroleum, Inc. From 1974 to 1987, Mr. Denney was employed by Enron Gas Processing Co. in a variety of positions, including seven years as its Rocky Mountain Regional Manager for business development. Mr. Denney holds a bachelors degree in mechanical engineering and an MBA from the University of Nebraska.

     NORMAN H. FOSTER, PH.D., has been a member of the Board of Directors of the Company since June 1996. Dr. Foster has more than 34 years of experience in oil and natural gas exploration, both domestic and international. Dr. Foster has been an independent geologist since 1979, and has held positions with Sinclair Oil Corporation, Trend Exploration Limited and Filon Exploration Corporation. In 1995, he co-founded Voyager Exploration, Inc., a private exploration and production company for which he serves as President. Dr. Foster holds a bachelors degree in general science and a masters degree in geology from the University of Iowa and a Ph.D. in geology from the University of Kansas.

     ROBERT F. GARVIN joined the Company in 1995 as Manager, Exploration. Mr. Garvin has been the Company's Vice President of Exploration since April 1996. From 1988 to 1995, Mr. Garvin was Manager, Exploration, for an affiliate of the Company. Mr. Garvin has more than 29 years of oil and gas industry experience. During his career, Mr. Garvin has been employed as a geologist by Phillips Petroleum Company, Duncan Oil Properties, Excel Energy Corporation, Ecological Engineering Systems and has been a self-employed geologist. Mr. Garvin holds a bachelors degree in geology from Westminster College and a masters degree in geology from the University of Utah.

     BARRY W. SPECTOR has been a member of the Board of Directors of the Company since September 1995. Mr. Spector has practiced law as a sole practitioner since 1979. Mr. Spector's practice emphasizes oil and gas law with a particular emphasis in natural gas contracts, interstate and intrastate regulation and marketing. Mr. Spector holds a bachelors degree in biology and a J.D. from the University of Denver.

     GERALD A. TYWONIUK was appointed Vice President of Finance and Chief Financial Officer in April 1997. Mr. Tywoniuk is a Canadian Chartered Accountant with fifteen years of experience in accounting, planning, information systems, finance and management. From August 1993 to March 1997, Mr. Tywoniuk was Controller and Vice President -- Controller of Echo Bay Mines Ltd. ("Echo Bay"), a gold mining, exploration and development company. From September 1985 to July 1993, he held a variety of corporate and mine site roles with Echo Bay. Prior to September 1985, Mr. Tywoniuk was employed with two public accounting firms, including KPMG Peat Marwick. Mr. Tywoniuk holds a bachelor of commerce degree in accounting and finance from the University of Alberta.

     DAVID R. WHITNEY has been a member of the Board of Directors of the Company since April, 1988. Since 1985, Mr. Whitney has been a Managing Director of Resource Investors Management Company Limited Partnership ("RIMCO"), a full service investment management company specializing in the energy industry and the holder of 2.4% of the Company's shares of Common Stock. Mr. Whitney holds a bachelors degree in economics from the University of Colorado and an MBA from the University of Connecticut.

KEY EMPLOYEES

     KATHERINE S. HOLLAND joined the Company in 1988. She has been the Company's Manager, NGL and Natural Gas Supply, since late 1993. Prior to that, she served as the Company's Manager, Railcar Fleet and Distribution. Ms. Holland has approximately 13 years' combined experience in the oil and gas industry and the NGL and natural gas segment of the oil and gas industry. From 1983 to 1988, Ms. Holland was employed by Sherwood Exploration Company, an oil and gas exploration and production company. Ms. Holland holds a bachelors degree in art history from the University of Colorado.

     KIMBERLY H. MARLE has been the Company's Manager, Information Systems, since March 1995. Ms. Marle joined the Company in December 1993 as an information systems consultant developing applications for the Company's accounting systems. Ms. Marle has an extensive background in oil and gas computerization, having worked for Forest Oil Corporation for four years prior to joining the Company. Ms. Marle holds a bachelors degree in business from the University of Memphis and is currently pursuing a masters degree in information systems at the University of Denver.

     FAYE E. MCGUAR joined the Company in May 1996 as Controller. Ms. McGuar is a certified public accountant with over 15 years of experience in accounting, budgeting, treasury and finance. From 1994 to 1996, Ms. McGuar was employed by the Southern Pacific Railroad as Budget Director, and from 1982 to 1988, she was employed by the Anschutz Corporation, serving as its controller from 1987 to 1988. Ms. McGuar holds a bachelors degree in finance from the University of Utah.

     RANDY S. NICKERSON joined the Company in 1995 as Manager, New Projects, and now serves as Manager, West Shore Processing and Basin Pipeline. From 1984 to 1990, he was a project manager and a project engineer for Chevron USA, and from 1991 to 1995, he was a project engineer and Regional Engineering Manager for Western Gas Resources, Inc. Mr. Nickerson holds a bachelors degree in chemical engineering from Colorado State University.

     JOSEPH D. O'MEARA joined the Company in 1992 as Manager, Siloam Plant. In 1995, Mr. O'Meara was promoted to Manager, Appalachian Area. Prior to joining MarkWest, Mr. O'Meara was employed for 26 years by Cities Service/Occidental Petroleum, during which time he held a number of operational, supervisory and management positions.

     FRED R. SHATO joined the Company in 1989 as Manager, Marketing. In 1992, Mr. Shato became the Company's General Manager, Marketing. Mr. Shato has 20 years of experience in gasoline and NGL acquisition, trading and marketing, and served as Manager of Trading and Product Acquisition for Certified Oil Corporation from 1980 to 1989. Mr. Shato holds a bachelors degree in history and political science from Defiance College.

     WARREN WARNER has been the Company's Manager of New Projects since March 1996. Mr. Warner joined the Company in April 1991 as Vice President of Operations. Prior to joining the Company, Mr. Warner had approximately 33 years of experience in project development, construction and operation of pipelines and plants, contracts, acquisition evaluations and project management. Mr. Warner holds a bachelors degree in petroleum and natural gas engineering from Texas A&I University.

BOARD OF DIRECTORS

     The Company's Bylaws provide for a classified board of directors. The two class I directors, Messrs. Denney and Foster, have been elected for an initial term expiring at the 1997 annual meeting. The Board of Directors has nominated Messrs. Denney and Foster for reelection at the 1997 annual meeting. The two class II directors, Messrs. O'Neill and Spector, have been elected for an initial term expiring at the 1998 annual meeting. The two class III directors, Messrs. Fox and Whitney, have been elected for an initial term expiring at the 1999 annual meeting. All subsequent elections will be for successive three-year terms. No director is selected or serves pursuant to any special arrangement or contract.

     Officers serve at the discretion of the Board and are elected annually. There are no family relationships between the directors or executive officers of the Company.

     The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees and administers the Stock Incentive Plan and the Company's 1996 Incentive Compensation Plan (the "Incentive Compensation Plan"). The Audit Committee aids management in the establishment and supervision of the Company's financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and the Company's independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs.

     Directors who are employees of the Company receive no compensation, as such, for services as members of the Board. Effective December 1996, all directors who are not employees of the Company receive an attendance fee of $1,500 for each board meeting or committee meeting attended in person by that director and $500 for each board meeting or committee meeting in which such director participates by telephone. All directors are reimbursed for out-of-pocket expenses incurred while attending board and committee meetings. In addition, pursuant to the Non-Employee Director Plan, each non-employee director received options to purchase 500 shares of Common Stock upon the completion of the Company's initial public offering in October 1996 and is entitled to receive options to purchase an additional 500 shares of Common Stock on the day after each annual meeting of the Company's stockholders. At the Company's Annual Meeting of stockholders, the stockholders will vote on a proposal to amend the Non-Employee Director Plan to (i) increase the initial grant to newly-appointed, non-employee directors from options to purchase 500 shares of Common Stock to options to purchase 1,000 shares of Common Stock, and (ii) provide for a retroactive grant of options, effective as of the approval of the Non-Employee Director Plan by the Board of Directors on July 31, 1996, to purchase 500 shares of Common Stock under the Non-Employee Director Plan with an exercise price equal to the initial public offering price of $10 per share, to each non-employee director of the Company as of such date. Directors who are also employees of the Company do not receive any additional stock incentive compensation for serving on the Board of Directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company is incorporated in Delaware in part to take advantage of certain provisions in the Delaware General Corporation Law (the "Delaware Code") relating to limitations on liability of corporate officers and directors.

     The Company's Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware Code. Under current Delaware law, a director's liability to a company or its stockholders may not be limited with respect to (i) any breach of his duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments or dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware Code or (iv) transactions from which the director derived an improper personal benefit. The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted under the Delaware Code.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification would be required or permitted. The Company is not aware of any overtly threatened litigation or proceeding that might result in a claim for indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth the cash and noncash compensation for fiscal years 1994, 1995 and 1996 awarded to or earned by (i) the individual who served as the Company's Chief Executive Officer ("CEO") in fiscal year 1996; and (ii) the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers for fiscal year 1996. No other executive officer had compensation in excess of $100,000 for fiscal year 1996:

                          SUMMARY COMPENSATION TABLE

                                                                          ANNUAL          LONG TERM
                                                                       COMPENSATION      COMPENSATION
                                                                    -------------------  -------------
                                                                     SALARY     BONUS       OPTIONS
NAME AND PRINCIPAL POSITIONS                           FISCAL YEAR   ($)(1)    ($)(2)         (#)
----------------------------                           -----------  --------   -------   ------------
John M. Fox..........................................         1996  $148,223   $80,113         13,000*
  President and CEO..................................         1995  $140,510   $43,350              -
                                                              1994  $109,516   $36,786              -

Brian T. O'Neill.....................................         1996  $150,834   $80,113         13,000*
  Senior Vice President and Chief Operating Officer..         1995  $142,191   $43,350          4,580
                                                              1994  $117,338   $36,786              -

Arthur J. Denney.....................................         1996  $134,075   $71,374         13,000*
  Vice President of Engineering and Business.........         1995  $127,179   $39,235          6,331
     Development.....................................         1994  $109,515   $34,333              -

Robert F. Garvin.....................................         1996  $ 90,071   $47,609          5,008
  Vice President of Exploration......................         1995  $ 82,500   $17,242          4,580
                                                              1994         -         -              -

Rita E. Harvey (3)...................................         1996  $ 82,800   $39,615          4,000
  Director of Finance and Treasurer..................         1995  $ 71,667   $13,219          3,578
                                                              1994  $ 42,199   $ 9,092              -

_____________
* The 3,000 shares in excess of the 10,000 share per year limitation on grants to individual employees under the Stock Incentive Plan are subject to stockholder approval of the certain amendments to the Stock Incentive Plan to be voted on at the annual meeting of stockholders scheduled for June 1997. Excludes shares underlying options issued as replacement options for options to purchase equity interests in the Company's predecessor.

(1)  Includes actual salary paid in each respective fiscal year.

(2) Includes actual bonus paid in each respective fiscal year. In fiscal year 1996, this amount includes bonuses paid for performance in fiscal years 1996 and 1995.

(3) Ms. Harvey resigned as the Company's Director of Finance and Treasurer in April 1997.

                         OPTION GRANTS IN FISCAL 1996


                            NUMBER OF SECURITIES    PERCENT OF TOTAL OPTIONS    EXERCISE
                             UNDERLYING OPTIONS       GRANTED TO EMPLOYEES       PRICE        EXPIRATION
NAME                            GRANTED (#)              IN FISCAL 1996          ($/SH)          DATE
----                        --------------------    ------------------------    --------    ---------------
John M. Fox...........            13,000                     9.7%                $11.00     October 9, 2001
Brian T. O'Neill......            13,000                     9.7                  10.00     October 9, 2006
Arthur J. Denney......            13,000                     9.7                  10.00     October 9, 2006
Robert F. Garvin......             4,000                     3.0                  10.00     October 9, 2006
Robert F. Garvin......             1,008                      .7                   7.86        June 2, 2006
Rita E. Harvey........             4,000                     3.0                  10.00     October 9, 2006

                         FISCAL YEAR-END OPTION VALUES

     The following table summarizes the value of the options held at the end of fiscal year 1996 by the Named Executive Officers. None of the Named Executive Officers exercised any options during fiscal year 1996.

                                   NUMBER OF SECURITIES                   VALUE OF UNEXERCISED
                                  UNDERLYING UNEXERCISED                  IN-THE-MONEY OPTIONS
                             OPTIONS AT END OF FISCAL 1996 (#)        AT END OF FISCAL 1996 ($) (1)
                             ---------------------------------       -------------------------------
NAME                           EXERCISABLE     UNEXERCISABLE         EXERCISABLE     UNEXERCISABLE
----                         --------------   ----------------      -------------   ---------------
John M. Fox.................          5,724            14,431             $44,702          $ 69,676
Brian T. O'Neill............          6,640            18,095             $56,506          $114,858
Arthur J. Denney............          5,390            19,095             $45,852          $123,385
Robert F. Garvin............            916             8,672             $ 7,795          $ 60,881
Rita E. Harvey..............            716             6,862             $ 6,093          $ 46,359

________________
(1) Value based on the difference between the closing price of the Company's Common Stock as reported by the Nasdaq National Market on December 31, 1996 and the option exercise price per share multiplied by the number of shares subject to the option.

COMPENSATION PLANS

     1996 Stock Incentive Plan. The Stock Incentive Plan was adopted in 1996. As currently in effect, the maximum number of shares authorized to be issued under the Stock Incentive Plan is 600,000 shares of Common Stock and the maximum number of shares underlying awards that may be granted to an individual employee in a calendar year is 10,000 shares of Common Stock. In April 1997, the Board of Directors approved amendments to the Stock Incentive Plan, subject to stockholder approval, to (i) increase the maximum number of shares of Common Stock underlying awards that may be granted to an eligible person who is an employee of the Company at the time of grant from 10,000 shares in any once calendar year to 20,000 shares in any one calendar year and (ii) increase the number of shares of Common Stock authorized for issuance under the Stock Incentive Plan from 600,000 shares in the aggregate to 850,000 shares in the aggregate. As of December 31, 1996, an aggregate of approximately 326,251 shares of Common Stock had been reserved for issuance under the Stock Incentive Plan and options to purchase an aggregate of 273,749 shares of Common Stock were outstanding under the Stock Incentive Plan. Outstanding options granted under the Stock Incentive Plan generally vest and become exercisable at a rate of 20% per annum beginning on the first anniversary after the date of grant. Generally, the term of each outstanding option is ten years. The exercise price for options granted under the Stock Incentive Plan is at least equal to 100% of the fair market value of the Common Stock of the Company on the date of grant. The Stock Incentive Plan permits the granting of stock options, including incentive stock options ("ISOs") as defined under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options ("NQSOs") which do not qualify as ISOs. The purpose of the Stock Incentive Plan is to reward and provide incentives for executive officers and key employees of the Company by providing them with an opportunity to acquire an equity interest in the

Company, thereby increasing their personal interest in its continued success and progress. The purpose of the Stock Incentive Plan is also to retain the services of executive officers and key employees as well as to assist in attracting new executive officers and key employees. Non-employee directors are not eligible to receive grants under the Stock Incentive Plan.

     The Stock Incentive Plan is administered by the Compensation Committee, which has the sole and complete authority to select the employees (including executive officers) who will receive options under the Stock Incentive Plan. The Compensation Committee has the authority to determine the number of stock options to be granted to eligible individuals, whether the options will be ISOs or NQSOs and the terms and conditions of the options (which may vary from grantee to grantee). The Compensation Committee determines the period for which each stock option may be exercisable, but in no event may a stock option be exercisable more than three years from the date the option becomes vested. The number of shares available under the Stock Incentive Plan and the exercise price of the options granted thereunder are subject to adjustment by the Compensation Committee to reflect stock splits, stock dividends, recapitalization, mergers, or other major corporate actions.

     The Compensation Committee also has the authority under the Stock Incentive Plan to grant Stock Appreciation Rights ("SARs") to employees. SARs confer on the holder a right to receive, upon exercise, the excess of the Fair Market Value of one Share on the date of exercise over the grant price of the SAR as specified by the Committee, which price may not be less than 100% of the Fair Market Value of one Share on the date of grant of the SAR. The grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any SAR are determined by the Committee.

     The Board of Directors may discontinue, amend, or suspend the Stock Incentive Plan in a manner consistent with the Stock Incentive Plan's provisions, provided such changes do not violate the federal or state securities laws.

     1996 Incentive Compensation Plan. The Incentive Compensation Plan provides for cash incentive awards to executives and employees of the Company in varying amounts, and is administered by the Compensation Committee of the Company's Board of Directors. The Incentive Compensation Plan was effective as of January 1, 1996. Certain bonus payments were made under the Incentive Compensation Plan in May 1996. The Incentive Compensation Plan lists five tiers for determining eligibility: Tier One includes all executive level employees; Tier Two includes all management level employees; Tier Three includes all mid-level exempt employees; Tier Four includes all lower-level exempt employees; and Tier Five includes certain non-exempt employees. An incentive award is based upon the financial performance of the Company compared to corporate goals for the year in question. Profit sharing payments under the Incentive Compensation Plan are paid annually; incentive payments under the Incentive Compensation Plan are paid periodically throughout the year. The purpose of the Incentive Compensation Plan is to reward and provide incentives for executives and employees of the Company by providing them with an opportunity to acquire cash rewards, thereby increasing their personal interest in the Company's continued success and progress.

     During fiscal year 1996, the Company made profit sharing payments under the Incentive Compensation Plan of approximately $299,000 and incentive compensation payments of approximately $702,000.

     1996 Non-Employee Director Stock Option Plan. In July 1996, the Company adopted the Non-Employee Director Plan, which has a five-year term. As currently in effect, the Non-Employee Director Plan provides for an initial automatic grant of NQSOs to purchase 500 shares of Common Stock to each newly-appointed, non-employee director of the Company upon the date on which such person becomes a director of the Company, and an automatic grant to each non-employee director of the Company of options to purchase an additional 500 shares of Common Stock on the day after each annual meeting of the Company's stockholders. In addition, the non-employee directors of the Company at the time of approval of the Non-Employee Director Plan by the Board of Directors in July 1996 received a grant of options to purchase 500 shares of Common Stock at such time. In April 1997, the board of Directors approved amendments to the Non-Employee Director Plan, subject to stockholder approval, to (i) increase the initial grant under the Non-Employee Director Plan to a newly-appointed, non-employee director of the Company upon the date on which such person first becomes a director from options to purchase 500 shares of Common Stock to options to purchase 1,000 shares of Common Stock, and (ii) provide for a retroactive grant, effective as of the approval of the Non-Employee Director Plan on July 31, 1996, of options to purchase 500 shares of Common Stock under the Non-Employee Director Plan with an exercise price equal to the initial public offering price of $10 per share, to each non-employee director of the Company as of such date. The exercise price for each option issued under the Non-Employee Director Plan is equal to the fair market value of the Common Stock on the date of grant. Initial option grants vest and become exercisable as to one-third of the shares covered by the option on each annual anniversary of the date of grant if the holder remains a director on such date, provided that, in the event of the death of the holder, the holder's estate or heir shall, in addition, be entitled to exercise any options that would have vested within six months of the holder's death. Annual option grants vest and become exercisable as to 100% of the shares covered by the option on the six-month anniversary of the date of grant if the holder remains a director on such date, provided that, in the event of the death of the holder, the holder's estate or heir shall, in addition, be entitled to exercise any options that would have vested within six months of the holder's death. The Company has reserved 20,000 shares of Common Stock for issuance under the Non-Employee Director Plan.

                             CERTAIN TRANSACTIONS

REORGANIZATION

     The Company's business historically was conducted by MarkWest Partnership. Concurrently with the effectiveness of the initial public offering in October 1996, the Company acquired from the partners of MarkWest Partnership all of the partnership interests in MarkWest Partnership in exchange for shares of the Company pursuant to the Reorganization Agreement. Immediately following the acquisition of MarkWest Partnership, MarkWest Partnership was dissolved and the Company succeeded to the business, assets and liabilities of MarkWest Partnership. The Company believes that the transactions contemplated by the Reorganization qualified as a tax-free reorganization for United States federal income tax purposes.

     Pursuant to the Reorganization, the partners of MarkWest received an aggregate of 5,725,000 shares of the Company's Common Stock. Pursuant to the terms of the Reorganization Agreement, each partner of MarkWest Partnership received a fully diluted percentage of the Company's Common Stock outstanding immediately after consummation of the Reorganization (calculated prior to the issuance of the Shares in the Company's initial public offering) substantially equivalent to the partners' interests in MarkWest Partnership.

     Immediately prior to the consummation of the Reorganization, MarkWest Partnership had outstanding options issued to current and former employees that granted such employees the right to purchase partnership interests representing approximately 3% of the fully diluted aggregate partnership interests in MarkWest Partnership. As part of the Reorganization, such employee options to purchase MarkWest Partnership interests were replaced by options to purchase shares of the Company's Common Stock issuable pursuant to the Company's Stock Incentive Plan. Such options are subject to all of the terms and conditions of the Stock Incentive Plan. See "Management-Compensation Plans-1996 Stock Incentive Plan."

PARTNERSHIP DISTRIBUTIONS

     Immediately prior to consummation of the Reorganization, MarkWest Partnership made cash distributions to its partners equal to $10.0 million as a partial distribution of partnership capital. Such distribution was distributed pro rata to partners of MarkWest based upon such partners' percentage interests in the partnership at the time of the distribution. MarkWest Partnership borrowed the money necessary to make such distribution under its bank credit facility. As MarkWest Partnership's successor, the Company became obligated for such indebtedness, which was repaid out of the proceeds of the Company's initial public offering.

     MarkWest Partnership was a partnership for purposes of federal income taxes. As a result, the net income of MarkWest Partnership was taxed for federal and state income tax purposes directly to the partners of MarkWest Partnership rather than to MarkWest Partnership. MarkWest Partnership distributed to its partners an aggregate of $995,000, $320,000 and $4.2 million during the 1993, 1994 and 1995 fiscal years, respectively, to cover income taxes and an aggregate of $2.1 million during the 1993 fiscal year as a distribution of partnership net earnings. No distributions of partnership net earnings were made during fiscal years 1994 and 1995. The Partnership distributed an aggregate of $4.1 million in 1996 for partner income tax liabilities. MWHC Holding, Inc., a Colorado corporation (the "MarkWest General Partner"), received 70%, 69%, 69% and 73% of such distributions during the 1993, 1994, 1995 and 1996 fiscal years, respectively, and Erin Partners, Ltd., a Colorado limited partnership ("Erin Partners"), received 11% of such distributions during each of the 1993, 1994, 1995 fiscal years and 15% during the 1996 fiscal year. The MarkWest General Partner is controlled by John M. Fox, President and Chief Executive Officer of the Company. Erin Partners (which has since been dissolved) was controlled by Brian T. O'Neill, Senior Vice President and Chief Operating Officer of the Company. See "Principal Stockholders."

INVESTMENTS WITH AFFILIATE

     The Company, through its MarkWest Resources subsidiary, holds a 49% undivided interest in several exploration and production assets ("E&P Assets") owned jointly with MAK-J Energy, which owns a 51% undivided interest in such properties. See "Business-Exploration and Production." The general partner of MAK-J Energy is a corporation owned and controlled by John M. Fox, President and Chief Executive Officer of the Company. The properties are held pursuant to joint venture agreements entered into between MarkWest Resources and MAK-J Energy. MarkWest Resources is the operator under such agreements. As the operator, MarkWest Resources is obligated to provide certain engineering, administrative and accounting services to the joint ventures. The joint venture agreements provide for a monthly fee payable to MarkWest Resources for all such expenses. While the amount of the monthly fee will in the future be subject to review by the Company's independent directors, the monthly fee for fiscal year 1996 was not negotiated on an arm's length basis. Moreover, conflicts of interest may arise regarding such oil and gas activities, including decisions regarding expenses and capital expenditures and the timing of the development and exploitation of the properties. Management nevertheless believes that the terms of the Company's co-investments with MAK-J Energy are as favorable to the Company as could have been obtained from unaffiliated third parties. As of December 31, 1996, MarkWest had invested $4.3 million in E&P Assets owned jointly with MAK-J Energy. See "Risk Factors-Conflicts of Interest."

     The E&P Assets were originally developed by MarkWest Coalseam Development Company LLC ("Coalseam LLC"), a natural gas development venture, and MW Gathering LLC ("Gathering LLC"), a natural gas gathering venture. Coalseam LLC and Gathering LLC originally were owned 51% by MAK-J Energy and 49% by the Company. In connection with the Reorganization, in June 1996 Coalseam LLC and Gathering LLC were merged, the Company transferred its interest in the combined company to MarkWest Resources, and the combined company dissolved and distributed its properties to MarkWest Resources and MAK-J Energy in proportion to their respective interests.

     In December 1996, the Company and MAK-J Energy each purchased a 22.5% interest in a geological prospect for oil and gas (the "Prospect") that had previously been owned 50% by Methane Resources, LLC ("Methane Resources") and 50% by Norman H. Foster, a director of the Company, for a price of approximately $54,000 each. Methane Resources and Dr. Foster commenced purchases of the various properties that constitute the Prospect in December 1995. The aggregate purchase price paid by Methane Resources and Dr. Foster for the properties that constitute the Prospect was approximately $84,000. The Company's purchase of an interest in the Prospect was unanimously approved by the independent and disinterested directors of the Company. The purchase price paid by the Company for its interest in the Prospect was negotiated on an arm's length basis and management believes that the terms of the purchase were as favorable to the Company as could have been obtained from unaffiliated third parties.

     Mr. Fox has agreed that as long as he is an officer or director of the Company and for two years thereafter, he will not, directly or indirectly, participate in any future oil and gas exploration or production activities with the Company except and to the extent that the Company's independent and disinterested directors deem it advisable and in the best interests of the Company to include one or more additional participants, which participants may include entities controlled by Mr. Fox. Additionally, Mr. Fox has agreed that as long as he is an officer or director of the Company and for two years thereafter, he will not, directly or indirectly, participate in any future oil and gas exploration or production activity that may be in competition with exploration or production activities of the Company except and to the extent that Mr. Fox has first offered the Company the opportunity to participate in that activity and the Company's independent and disinterested directors deem it advisable and in the best interests of the Company not to participate in that activity. The terms of any future transactions between the Company and its directors, officers, principal stockholders or other affiliates, or the decision to participate or not participate in transactions offered by the Company's directors, officers, principal stockholders or other affiliates will be approved by a majority of the Company's independent and disinterested directors. The Company's Board of Directors will use such procedures in evaluating their terms as are appropriate considering the fiduciary duties of the Board of Directors under Delaware law. In any such review the Board may use outside experts or consultants including independent legal counsel, secure appraisals or other market comparisons, refer to generally available statistics or prices or take such other actions as are appropriate under the circumstances. Although such procedures are intended to ensure that transactions with affiliates will be on an arm's length basis, no assurance can be given that such procedures will produce such result.

LEGAL FEES PAID TO DIRECTOR

     Barry W. Spector, a director of the Company, periodically provides legal services to the Company. During 1996, the Company paid Mr. Spector legal fees of approximately $65,000 in return for such services.

RELATED PARTY INDEBTEDNESS

     MarkWest Partnership periodically extended offers to partners and employees to purchase initial or additional interests in MarkWest Partnership. Such partners and/or employees provided MarkWest Partnership with promissory notes as part of the purchase price for such interests. According to the terms of such promissory notes, interest accrued at 7% and payments were required for the greater of accrued interest or distributions made by MarkWest Partnership to partners in excess of the partner's income tax liability. As part of the Reorganization, the remaining indebtedness under such promissory notes was replaced by promissory notes owed to the Company. The notes owed to the Company accrue interest at 7%, payable annually, and require full payment of principal and outstanding interest on the third anniversary of the effective date of the Reorganization. An aggregate of $376,000 principal amount of such notes was outstanding as of December 31, 1996.

                            PRINCIPAL  STOCKHOLDERS

   The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 31, 1997 (i) by each person (or group of affiliated persons) who is known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock, (ii) by each of the Named Executive Officers, (iii) by each of the Company's directors, and (iv) by all directors and executive officers as a group. The Company believes that the persons and entities named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

                                        BENEFICIAL OWNERSHIP (1)
                                        -------------------------
                                         AMOUNT AND
                                         NATURE OF
                                         BENEFICIAL     PERCENT
                                         OWNERSHIP     OF CLASS
                                        ------------  -----------
NAME OF BENEFICIAL OWNER
--------------------------------------
MWHC Holding, Inc. (2)................     3,806,084        44.5%
FMR Corp. (3).........................       507,000         5.9
Skyline Asset Management, L.P. (4)....       458,800         5.4
John M. Fox (5).......................     4,071,092        47.9
Brian T. O'Neill (6)..................       494,046         5.8
Arthur J. Denney......................        67,344           *
David R. Whitney (7)..................       200,375         2.3
Barry W. Spector......................         5,699           *
Norman H. Foster......................             0           *
All directors and executive officers
  as a group (8 persons) (5)(6).......     4,848,239        56.5%
------------------

   *  Represents less than 1% of the outstanding shares.

  (1) All percentages have been determined at March 31, 1997 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock that such person or group has the right to acquire within sixty days after March 31, 1997. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or group has the right to acquire within sixty days after March 31, 1997 is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group. At March 31, 1997, a total of 8,485,000 shares of Common Stock were issued and outstanding and options to acquire a total of 77,860 shares of Common Stock were exercisable within sixty days.

   (2) MWHC Holding, Inc. is an entity controlled by John M. Fox.

   (3) Information is based solely on a Schedule 13G filed with the Securities and Exchange Commission by FMR Corp. ("FMR") with respect to shares held as of December 31, 1996. The Schedule 13G indicates that Fidelity Management & Research Company, a registered investment adviser and a wholly-owned subsidiary of FMR, beneficially owns 266,600 shares and Fidelity Management Trust Company, a bank and a wholly-owned subsidiary of FMR, owns 240,400 shares. According to the Schedule 13G, FMR has sole voting power with respect to 240,400 shares and sole dispositive power with respect to 507,000 shares.

  (4) Information is based solely on a Schedule 13G filed with the Securities and Exchange Commission by Skyline Asset Management, L.P. ("Skyline"), a registered investment adviser, with respect to shares held as of December 31, 1996. The Schedule 13G indicates that the shares reported are owned by clients of Skyline and that Skyline has shared voting power and shared dispositive power with respect to 458,800 shares.

  (5) Includes an aggregate of 257,853 shares held in the Brent A. Crabtree Trust, The Brian T. Crabtree Trust and the Carrie L. Crabtree Trust (the "Crabtree Trusts"), for which Mr. Fox is the Trustee. Also includes all shares owned directly by MWHC Holding, Inc., an entity controlled by Mr. Fox. As a result of Mr. Fox's control of MWHC Holding, Inc., Mr. Fox may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act), in an indeterminate portion of the shares beneficially owned by MWHC Holding, Inc. Mr. Fox disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act, and also disclaims beneficial ownership of the shares held in the Crabtree Trusts.

  (6) Includes all shares owned directly by Erin Investments, Inc., an entity controlled by Mr. O'Neill. As a result of Mr. O'Neill's control of Erin Investments, Inc., Mr. O'Neill may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act), in an indeterminate portion of the shares beneficially owned by Erin Investments, Inc. Mr. O'Neill disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act.

  (7) All of the shares indicated as owned by Mr. Whitney are owned by certain limited partnerships whose general partner is RIMCO, and are included because Mr. Whitney is a Managing Director of RIMCO. As such, Mr. Whitney may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act), in an indeterminate portion of the shares within the meaning of Rule 13d-3 under the Exchange Act. Mr. Whitney disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act.

                          DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company consists of twenty million (20,000,000) shares of Common Stock, $0.01 par value, and five million (5,000,000) shares of Preferred Stock, $0.01 par value, for a total of twenty-five million (25,000,000) shares of capital stock.

COMMON STOCK

   As of March 31, 1997, 8,485,000 shares of Common Stock were issued and outstanding. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive conversion rights or other subscription rights. There are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

   The Company is authorized to issue 5,000,000 shares of undesignated Preferred Stock, none of which has been issued to date. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock and to fix the number of shares constituting any series in the designations of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue Preferred Stock.

CHANGE OF CONTROL PROVISIONS

   Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of preventing, discouraging or delaying a change in the control of the Company and may maintain the incumbency of the Board of Directors and management. The authorization of undesignated Preferred Stock makes it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. In addition, the Company's Bylaws limit the ability of stockholders of the Company to raise matters at a meeting of stockholders without giving advance notice. The Bylaws also classify the Company's Board of Directors into three classes, each class serving a three-year term. Without the vote of 80% of the Company's capital stock, directors may not be removed without cause by the stockholders. These provisions have the effect of delaying a stockholder's ability to replace a majority of the Board of Directors.

   The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203") regulating corporate takeovers.
Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of Section
203 with an express provision in its
original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of Section 203.

REGISTRATION RIGHTS

   Pursuant to the terms of the Reorganization Agreement, certain beneficial owners of interests in MarkWest Partnership (including certain limited partnerships whose general partner is RIMCO) who received shares of Common Stock as part of the Reorganization and who are not officers, directors or employees of the Company, or the beneficial holders of ten percent or more of the outstanding shares of Common Stock (either immediately following the Reorganization or at the time of a request for registration of shares of Common Stock) were granted certain rights with respect to the registration of the shares of Common Stock held by each of them. The Common Stock offered hereby is being registered at the request of the Selling Stockholders pursuant to such registration rights.

TRANSFER AGENT AND REGISTRAR

   The Transfer Agent and Registrar for the Common Stock is American Securities Transfer Inc.

LISTING

   The Common Stock is listed on the Nasdaq National Market under the trading symbol "MWHX."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to the Company's initial public offering in October 1996, there had been no public trading market for the Common Stock, and there can be no assurance that a regular trading market for the Common Stock will continue after the Offering or that the market price for the Common Stock will not fall below the offering price. Sale of a substantial number of shares of Common Stock into the public market following the Offering could adversely affect prevailing market prices for the Common Stock.

   Of the shares of Common Stock to be outstanding following this Offering, the 322,464 shares being offered by the Selling Stockholders hereby and the 2,760,000 shares sold in the Company's initial public offering in October 1996 will be freely tradeable without restrictions or additional registration under the Securities Act. The remaining shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act. All of these shares will be eligible for resale pursuant to Rule 144, commencing August 1, 1997.

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), who has beneficially owned shares for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of such shares that does not exceed the greater of
(i) one percent of the then outstanding shares of Common Stock, or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the ninety (90) days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares without having to comply with the manner of sale, volume limitation or notice filing provisions described above.

   The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

   The Company has filed a registration statement on Form S-8 under the Securities Act to register up to 600,000 shares of Common Stock reserved for issuance under its Stock Incentive Plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act, subject to vesting restrictions with the Company, and intends to amend such registration statement to include 250,000 additional shares of Common Stock authorized for issuance under the Stock Incentive Plan by the Board of Directors, subject to stockholder approval of certain amendments to the Stock Incentive Plan at the annual meeting of stockholders scheduled for June 1997. Currently, there are a total of 281,171 shares subject to options issued under the Stock Incentive Plan which are the subject matter of such registration statement.

                              SELLING STOCKHOLDERS

   The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by the Selling Stockholders as of the date of this Prospectus, and as adjusted to reflect the assumed sale of all of the shares offered hereby by the Selling Stockholders.

                 SHARES BENEFICIALLY OWNED          SHARES BENEFICIALLY OWNED
                   PRIOR TO THE OFFERING                AFTER THE OFFERING
                   ---------------------                ------------------

                                          SHARES
                       NUMBER PERCENT     OFFERED         NUMBER PERCENT
                       ------ -------     -------         --------------
Murray Company (1)     143,261  1.7%      143,261           -       -%
Pat Murray (2)         101,129  1.2       101,129           -       -
Marjorie Fox (3)        30,000  *          30,000           -       -
Thomas Reed (4)         20,000  *          20,000           -       -
Barry O'Neill (5)       10,000  *          10,000           -       -
Stephen O'Neill (6)     10,000  *          10,000           -       -
Donna O'Neill (7)        4,513  *           4,513           -       -
Rita Harvey (8)          3,561  *           3,561           -       -

--------
*   Less than 1%

(1) Murray Company is an entity controlled by Pat Murray, a former Vice President of the Company and an original investor in MarkWest Partnership. The address of the Murray Company is 300 E. Irwin Place, Englewood, Colorado 80112.

(2) Pat Murray is a former Vice President of the Company and an original investor in MarkWest Partnership. Mr. Murray's address is 300 E. Irwin Place, Englewood, Colorado 80112.

(3) Marjorie Fox is the mother of John M. Fox, President, Chief Executive Officer and a director of the Company. Ms. Fox's address is 1214 Gowen Avenue, Richland, Washington 99352.

(4) Thomas Reed is an original investor in MarkWest Partnership and the cousin of John M. Fox, President, Chief Executive Officer and a director of the Company. Mr. Reed's address is 3435 Golden Avenue, Cincinnati, Ohio 45266.

(5) Barry O'Neill is the brother of Brian T. O'Neill, Senior Vice President, Chief Operating Officer and a director of the Company. Mr. O'Neill's address is 2381 Juniper Court, Golden, Colorado 80401.

(6) Stephen O'Neill is the brother of Brian T. O'Neill, Senior Vice President, Chief Operating Officer and a director of the Company. Mr. O'Neill's address is 11653 W. 75th Circle, Arvada, Colorado 80005.

(7) Donna O'Neill is the sister of Brian T. O'Neill, Senior Vice President, Chief Operating Officer and a director of the Company. Ms. O'Neill's address is 4408 Island Place, #302, Annandale, Virginia 22003.

(8) Rita Harvey is the former Director of Finance and Treasurer of the Company. Ms. Harvey's address is 2992 Bellaire Street, Denver, Colorado 80207.

                              PLAN OF DISTRIBUTION

   The distribution of shares of Common Stock by the Selling Stockholders may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market or on the Nasdaq National Market, in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholders also may pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts.


                                 LEGAL MATTERS

   Certain legal matters with respect to the legality of the issuance of shares of Common Stock offered hereby will be passed upon for the Company by Dorsey & Whitney LLP, Denver, Colorado.

                                    EXPERTS

   The financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at the principal offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's regional offices: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 19948. The Common Stock is traded on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and other information statements and other information regarding issuers that file electronically with the Commission.

   The Company has filed with the Commission a Registration Statement on Form S-1 with respect to the shares of Common Stock offered hereby, of which this Prospectus forms a part. In accordance with the rules of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                          MARKWEST HYDROCARBON, INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Accountants..........................................  F-2

Consolidated Balance Sheet at December 31, 1996 and 1995...................  F-3

Consolidated Statement of Operations for each of the three years ended
        December 31, 1996..................................................  F-4

Consolidated Statement of Cash Flows for each of the three years ended
        December 31, 1996..................................................  F-5

Consolidated Statement of Changes in Stockholders' Equity/ Partners'
        Capital for each of the three years ended December 31, 1996........  F-6

Notes to Consolidated Financial Statements.................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of MarkWest Hydrocarbon, Inc.


In our opinion, the accompanying consolidated balance sheet and related consolidated statements of operations, of cash flows and of changes in stockholders' equity/ partners' capital present fairly, in all material respects, the financial position of MarkWest Hydrocarbon, Inc., a Delaware corporation (formerly MarkWest Hydrocarbon Partners, Ltd., a Colorado limited partnership), and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

Denver, Colorado
March 5, 1997

                           MARKWEST HYDROCARBON, INC.
              ( SUCCESSOR TO MARKWEST HYDROCARBON PARTNERS, LTD. )
                           CONSOLIDATED BALANCE SHEET
                           ($000S, EXCEPT SHARE DATA)

                                                 December 31,
                                             1996           1995
                                          --------        -------
                    ASSETS
Current assets:
 Cash and cash equivalents..............  $  4,401        $   761
 Receivables............................     9,755          8,909
 Inventories............................     5,632          2,830
 Prepaid expenses and other assets......     2,289          2,104
                                          --------        -------
   Total current assets.................    22,077         14,604
                                          --------        -------
Property and equipment:
 Gas processing, gathering, storage and
  marketing.............................    45,247         23,134
 Oil and gas properties and equipment...     3,731          1,883
 Construction in progress...............     5,831         10,282
 Land, buildings and other equipment....     5,647          6,216
                                          --------        -------
                                            60,456         41,515
 Less:  accumulated depreciation,
  depletion and amortization............   (12,316)        (9,568)
                                          --------        -------
   Total property and equipment, net....    48,140         31,947
                                          --------        -------

Intangible assets, net of accumulated
 amortization of $315
  and $152 respectively.................       380            320
Note receivable and other assets........     7,657             25
                                          --------        -------
    Total assets........................  $ 78,254        $46,896
                                          ========        =======
              LIABILITIES AND
   STOCKHOLDERS' EQUITY/PARTNERS' CAPITAL
Current liabilities:
 Trade accounts payable.................  $  5,382        $ 3,283
 Accrued liabilities....................     1,629            952
 Income taxes payable...................     3,014             --
 Current portion of long-term debt......       156             --
                                          --------        -------
    Total current liabilities...........    10,181          4,235

Deferred income taxes...................     3,977             --
Long-term debt..........................    11,257         17,500
                                          --------        -------
    Total liabilities...................    25,415         21,735

Minority interest.......................     9,175             --
                                          --------        -------
Commitments and contingencies...........        --             --
                                          --------        -------
Stockholders' equity/ partners' capital:
 Preferred stock, par value $.01;
  5,000,000 shares authorized, 0 shares
  issued and outstanding................        --             --
 Common stock, par value $.01;
  20,000,000 shares authorized,
   8,485,000 shares issued and
    outstanding.........................        85             --

 Additional paid-in capital.............    42,237             --
 Partners' capital......................        --         25,161
 Retained earnings......................     1,342             --
                                          --------        -------
    Total stockholders' equity/
     partners' capital..................    43,664         25,161
                                          --------        -------
Total liabilities and stockholders'
 equity/partners' capital...............  $ 78,254        $46,896
                                          ========        =======
   The accompanying notes are an integral part of these financial statements

                          MARKWEST HYDROCARBON,  INC.
              (SUCCESSOR TO MARKWEST HYDROCARBON PARTNERS, LTD.)
                     CONSOLIDATED STATEMENT OF OPERATIONS
                        ($000S, EXCEPT  PER SHARE DATA)

                                                                 For the Year Ended December 31,
                                                                   1996      1995       1994
                                                                  -------   -------    -------
Revenues:
 Plant revenue.............................................       $45,880   $33,823    $33,056
 Terminal and marketing revenue............................        22,858    13,172     13,666
 Oil and gas and other revenue.............................         3,022     1,075      1,830
 Interest income...........................................           192       156        136
 Gain on sales of oil and gas properties...................            --        --      4,275
                                                                  -------   -------    -------
  Total revenues...........................................        71,952    48,226     52,963
                                                                  -------   -------    -------
Costs and expenses:
 Plant feedstock purchases.................................        22,231    17,308     21,582
 Terminal and marketing purchases..........................        18,676    11,937     11,497
 Operating expenses........................................         7,048     4,706      4,393
 General and administrative expenses.......................         5,302     4,189      3,654
 Depreciation, depletion and amortization..................         2,910     1,754      1,942
 Interest expense..........................................         1,090       508      1,825
 Reduction in carrying value of assets.....................            --        --      2,950
                                                                  -------   -------    -------
  Total costs and expenses.................................        57,257    40,402     47,843
                                                                  -------   -------    -------
Income before minority interest, income taxes and
 extraordinary item........................................        14,695     7,824      5,120

Minority interest in net loss of subsidiary................            65        --         --
                                                                  -------   -------    -------

Income before income taxes and extraordinary item..........        14,760     7,824      5,120

Income tax provision:
 Arising from reorganization...............................         3,745        --         --
 Subsequent to reorganization..............................         3,246        --         --
                                                                  -------   -------    -------
Income before extraordinary item...........................         7,769     7,824      5,120

Extraordinary loss on extinguishment of debt...............            --    (1,750)        --
                                                                  -------   -------    -------
Net income.................................................       $ 7,769   $ 6,074    $ 5,120
                                                                  =======   =======    =======

Pro forma information (Note 2):
 Historical income before income taxes and extraordinary
  item.....................................................       $14,760   $ 7,824    $ 5,120
 Pro forma provision for income taxes......................         5,609     2,937      1,424
                                                                  -------   -------    -------
 Pro forma income before extraordinary item................       $ 9,151   $ 4,887    $ 3,696
                                                                  =======   =======    =======

 Pro forma earnings per share of common stock..............       $  1.16   $   .85
                                                                  =======   =======

 Pro forma weighted average number of outstanding shares
  of common stock..........................................         7,908     5,725
                                                                  =======   =======

  The accompanying notes are an integral part of these financial statements.

                          MARKWEST HYDROCARBON, INC.
             ( SUCCESSOR TO MARKWEST HYDROCARBON PARTNERS, LTD. )
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                    ($000S)


                                           For the Year Ended December 31,
                                            1996       1995        1994
                                          --------   --------    --------
Cash flows from operating activities:
 Net income.............................  $  7,769   $  6,074    $  5,120
 Adjustments to reconcile net income to
  net cash provided by operating
   activities:
    Depreciation, depletion and
     amortization.......................     2,910      1,754       1,942
    Deferred income taxes...............     3,977         --          --
    Option granted in conjunction with
     extinguishment  of debt............        --      1,050          --
    Loss (gain) on sale of assets.......        46         --      (4,275)
    Reduction in carrying value of
     assets.............................        --         --       2,950
    (Increase) in receivables...........      (846)    (4,729)       (977)
    (Increase) decrease in inventories..    (2,802)       (19)      1,348
    (Increase) decrease in prepaid
     expenses and other assets..........      (185)       (86)     (1,125)
    Increase (decrease) in accounts
     payable and accrued liabilities....     5,946      1,392      (3,989)
                                          --------   --------    --------
     Net cash flow provided by
      operating activities..............    16,815      5,436         994

Cash flows from investing activities:
    Capital expenditures................    (9,824)   (12,426)     (1,442)
    Proceeds from sale of assets........        --         --      10,166
    Increase in long-term notes
     receivable.........................    (7,657)        --          --
    Decrease (increase) in intangible
     and other assets...................       (35)      (184)        344
                                          --------   --------    --------
     Net cash provided by (used in)
      investing activities..............   (17,516)   (12,610)      9,068

Cash flows from financing activities:
  Proceeds from issuance of long-term
   debt.................................     1,174         --          --
  Repayments of long-term debt..........       (84)      (500)         --
  Borrowings under revolving credit
   facility.............................    45,950     26,050       7,201
  Payments on revolving credit facility.   (53,548)   (18,937)    (12,800)
  Partners' distributions...............   (14,150)    (4,150)       (320)
  Payments on partner notes.............       320         --          --
  Payments on options...................        71          4          33
  Proceeds from issuance of common stock    24,608         --          --
                                          --------   --------    --------

     Net cash provided by (used in)
      financing activities..............     4,341      2,467      (5,886)

     Net increase (decrease) in cash
      and cash equivalents..............     3,640     (4,707)      4,176

Cash and cash equivalents at beginning
 of year................................       761      5,468       1,292
                                          --------   --------    --------

Cash and cash equivalents at end of year  $  4,401   $    761    $  5,468
                                          ========   ========    ========

   The accompanying notes are an integral part of these financial statements.

                          MARKWEST HYDROCARBON,  INC.
              (SUCCESSOR TO MARKWEST HYDROCARBON PARTNERS, LTD.)
                     CONSOLIDATED STATEMENT OF CHANGES IN
                    STOCKHOLDERS' EQUITY/ PARTNERS' CAPITAL
                                    ($000S)

                                                                ADDITIONAL                 TOTAL
                                          PARTNERS'    COMMON    PAID-IN     RETAINED   STOCKHOLDERS'
                                           CAPITAL     STOCK     CAPITAL     EARNINGS      EQUITY
                                          ----------   ------   ----------   --------   -------------
Balance, December 31, 1993                  $ 17,350   $   --   $       --   $     --   $      17,350

Net income                                     5,120       --           --         --           5,120
Distributions, net of contributions             (287)      --           --         --            (287)
                                          ----------   ------   ----------   --------   -------------

Balance, December 31, 1994                    22,183       --           --         --          22,183

Net income                                     6,074       --           --         --           6,074
Distributions, net of contributions           (4,146)      --           --         --          (4,146)
Option granted in conjunction with
 extinguishment of debt                        1,050       --           --         --           1,050
                                          ----------   ------   ----------   --------   -------------

Balance, December 31, 1995                    25,161       --           --         --          25,161

Net income prior to reorganization             6,427       --           --         --           6,427
Notes receivable from partners, net,
 prior to reorganization                         205       --           --         --             205
Distributions prior to reorganization        (14,150)      --           --         --         (14,150)
Exercise of options, prior to
 reorganization                                   71       --           --         --              71
Reorganization from a limited
 partnership to a corporation                (17,714)      57       17,657         --              --
Deferred taxes relating to the
 reorganization                                   --       --           --     (3,745)         (3,745)
Common stock issued                               --       28       24,580         --          24,608
Net income after reorganization                   --       --           --      5,087           5,087
                                          ----------   ------   ----------   --------   -------------
Balance, December 31, 1996                $       --   $   85   $   42,237   $  1,342   $      43,664
                                          ==========   ======   ==========   ========   =============


  The accompanying notes are an integral part of these financial statements.

                          MARKWEST HYDROCARBON, INC.
             ( SUCCESSOR TO MARKWEST HYDROCARBON PARTNERS, LTD. )
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  NATURE OF OPERATIONS AND SIGNIFICANT BUSINESS ACQUISITIONS

NATURE OF OPERATIONS AND RECENT REORGANIZATION

MarkWest Hydrocarbon, Inc. (the "Company") provides compression, gathering, treatment, processing and natural gas liquids extraction services to natural gas producers and pipeline companies and fractionates natural gas liquids into marketable products for sale to third parties. The Company also purchases, stores and markets natural gas and natural gas liquids and has begun to conduct strategic exploration for new natural gas resources for its processing and fractionation activities.

The Company was incorporated in June 1996 to act as the successor to MarkWest Hydrocarbon Partners, Ltd. (the "Partnership"). Effective October 7, 1996, the Partnership reorganized (the "Reorganization") and the existing general and limited partners exchanged 100% of their interests in the Partnership for 5,725,000 common shares of the Company. An additional 2,400,000 shares of common stock were offered for public sale, totaling 8,125,000 shares outstanding as of October 15, 1996. The over-allotment of 360,000 shares was also exercised during October, resulting in a total of 8,485,000 shares outstanding at October 31, 1996. This transaction was a reorganization of entities under common control, and accordingly, it was accounted for at historical cost.

SIGNIFICANT BUSINESS ACQUISITIONS

Prior to July 1, 1996, the Partnership owned 49% of MarkWest Coalseam Development Company LLC (formerly MarkWest Coalseam Joint Venture) ("Coalseam"), a natural gas development venture, and MW Gathering LLC ("Gathering"), a natural gas gathering venture. Effective July 1, 1996, Gathering was merged into Coalseam. Simultaneously, the Partnership formed MarkWest Resources Inc. ("Resources"), and Coalseam distributed 49% of its assets to Resources and 51% to MAK-J Energy Partners, Ltd. (formerly MarkWest Energy Partners, Ltd.) ("Energy"), a partnership whose general partner is a corporation owned and controlled by the President of the Company. The consolidated financial statements reflect Resources' 49% proportionate share of the underlying oil and gas assets, liabilities, revenues and expenses.

Effective May 6, 1996, the Partnership acquired the right to earn up to a 60% interest for $16.8 million in a newly formed venture, West Shore Processing, LLC ("West Shore"). The most significant asset of West Shore is Basin Pipeline, LLC, which was contributed by the Partnership's venture partner, Michigan Energy Company, LLC. The West Shore agreement is structured so that the Company's ownership interest increases as capital expenditures for the benefit of West Shore are made by the Company. As of December 31, 1996, the Company has recorded a net investment in West Shore of $10.4 million, representing a 47% ownership interest. The Company is committed to make capital expenditures of approximately $21.0 million through 1997 in conjunction with the first two phases of the agreement. Phase I of the project will be completed in early 1997. Phase II, scheduled for completion in late 1997, is underway.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Resources and MarkWest Michigan, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Excess cash is used to pay down the term/revolver loan facility. Accordingly, investments are limited to overnight investments of end-of-day cash balances.

RECEIVABLES

Receivables comprise the following (in $000s):

                               At December 31,
                                1996     1995
                               -------  ------
Trade and other receivables     $9,755  $5,735
Short-term advances                 --   3,174
                                ------  ------

                                $9,755  $8,909
                                ======  ======

No allowance for doubtful accounts is considered necessary based on favorable historical experience.

During the fourth quarter of 1995, the Partnership made several short-term advances totaling $3,174,000 as part of an agreement with a partner to develop a joint project. In accordance with the terms of the agreement, the Partnership was reimbursed for the full amount of the advances at the closing date of May 6, 1996.

INVENTORIES

Inventories comprise the following (in $000s):

                                    At December 31,
                                     1996      1995
                                    -------  ------

Product inventory                    $5,292  $2,718
Materials and supplies inventory        340     112
                                     ------  ------

                                     $5,632  $2,830
                                     ======  ======

Product inventory consists primarily of finished goods (propane, butane, isobutane and natural gasoline) and is valued at the lower of cost, using the first-in, first-out method, or market. Market value of the Company's product inventory was $7.6 million and $3.8 million at December 31, 1996 and 1995, respectively. Capitalized overhead costs of $232,000 and $219,000 were included in product inventory at December 31, 1996, and 1995, respectively. Materials and supplies are valued at the lower of average cost or estimated net realizable value.

PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets comprise the following (in $000s):

                     At December 31,
                      1996     1995
                     -------  ------

Prepaid feedstock     $1,831  $1,729
Prepaid expenses         458     375
                      ------  ------

                      $2,289  $2,104
                      ======  ======

Prepaid feedstock consists of natural gas purchased in advance of its actual use. It is valued on a first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost. Expenditures which extend the useful lives of assets are capitalized. Repairs, maintenance and renewals which do not extend the useful lives of the assets are expensed as incurred. Interest costs for the construction or development of significant long-term assets are capitalized and amortized over the related asset's estimated useful life.

Depreciation is provided principally on the straight-line method over the following estimated useful lives: plant facilities, 20 years; buildings, 40 years; furniture, leasehold improvements and other, 3-10 years. Depreciation for oil and gas properties is provided for using the units-of-production method.

Oil and gas properties consist of leasehold costs, producing and non-producing gas wells and equipment, and pipelines. The Company uses the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves are capitalized to the full cost pool.

These capitalized costs, including estimated future costs to develop the reserves and estimated abandonment costs, net of salvage value, are amortized on a units-of-production basis using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment of such properties indicate that the properties are impaired, the amount of impairment is added to the capitalized cost base to be amortized. As of December 31, 1996 and 1995, approximately $649,000 and $862,000 of investments in unproved properties were excluded from amortization.

The capitalized costs included in the full cost pool are subject to a "ceiling test," which limits such costs to the aggregate of the estimated present value, using a 10 percent discount rate, of the future net revenues from proved reserves, based on current economics and operating conditions. Impairment under the ceiling test of $116,000 was recognized in 1994 and is included in depreciation, depletion and amortization in the accompanying consolidated statement of operations. No impairment existed as of December 31, 1996 and 1995.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in the consolidated statement of operations.

IMPAIRMENT OF LONG-LIVED ASSETS

During 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires that an impairment loss be recognized when the carrying amount of an asset exceeds the expected future undiscounted net cash flows. There was no effect on the Company's financial statements as a result of adopting SFAS No. 121.

INTANGIBLE ASSETS

Deferred financing costs and a non-compete agreement with a former officer and director are included in intangible assets. Both are amortized using the straight-line method over the terms of the associated agreements.

NOTE RECEIVABLE

Note receivable at December 31, 1996 consists of a note receivable (the "Note") from Michigan Production Company, LLC ("MPC"). The Note is for all sums necessary for the construction of the 31 mile extension to the Basin pipeline. The Note bears an interest rate of 5.98% and is payable to the Company on the earlier of two dates which are contingent upon certain events as defined in the agreement.

HEDGING ACTIVITIES

The Company limits its exposure to natural gas and propane price fluctuations related to future purchases and production with futures contracts. These contracts are accounted for as hedges in accordance with the provisions of SFAS No. 80, Accounting for Futures Contracts. Gains and losses on such hedge contracts are deferred and included as a component of propane revenues and feedstock purchases when the hedged production is sold.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and other current liabilities, and long-term debt. Except for long-term debt, the carrying amounts of financial instruments approximate fair value due to their short maturities. At December 31, 1996 and 1995, based on rates available for similar types of debt, the fair value of long-term debt was not materially different from its carrying amount.

REVENUE RECOGNITION

Revenue for sales or services is recognized at the time the product is delivered or at the time the service is performed.

INCOME TAXES

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. These temporary differences are determined in accordance with the liability method of accounting for income taxes as prescribed by SFAS No. 109, Accounting for Income Taxes.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The risk is limited due to the large number of entities comprising the Company's customer base and their dispersion across industries and geographic locations. At December 31, 1996, the Company had no significant concentrations of credit risk.

STOCK COMPENSATION

As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to measure compensation costs for stock-based employee compensation plans as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company has complied with the pro forma disclosure requirements of SFAS No. 123 as required under the pronouncement.

SUPPLEMENTAL CASH FLOW INFORMATION

Interest of $1,012,000, $792,000 and $1,805,000 was paid for years ended December 31, 1996, 1995 and 1994, respectively. Interest paid in 1996 and 1995 is net of $27,000 and $301,000, respectively, capitalized in relation to various construction projects.

There were no income taxes paid during the three years ended December 31, 1996.

The Consolidated Statement of Cash Flows for the year ended December 31, 1996 excludes non-cash activities related to the contribution of Basin Pipeline, LLC by Michigan Energy, LLC ("MEC") to West Shore. MEC's contribution was valued at approximately $9.2 million.

In 1996, the Company financed the purchase of certain assets from the Dow Chemical Company ("Dow") with a note valued at approximately $421,000. As of December 31, 1996, $337,000 was outstanding under this note.

PRO FORMA INFORMATION

Pro forma provision for income taxes and pro forma net income. Prior to the Reorganization, MarkWest was organized as a partnership and, consequently, was not subject to income tax. A pro forma provision for income taxes for the years ended December 31, 1996, 1995 and 1994 has been presented for purposes of comparability as if MarkWest had been a taxable entity for all periods presented.

Pro forma weighted average shares outstanding at December 31, 1996 and December 31, 1995. Pro forma weighted average shares outstanding at December 31, 1996 represents the weighted average of, for the period prior to the Offering, the number of common shares issued in the Offering for which the net proceeds were used to repay outstanding indebtedness and, for the period subsequent to the Offering, the total number of common shares outstanding. Pro forma weighted average shares outstanding at December 31, 1995 represents the weighted average number of common shares issued in the Reorganization.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the 1996 presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.  DEBT

REVOLVER/TERM LOAN

On November 20, 1992, the Partnership entered into a financing agreement with Norwest Bank Denver, N.A. ("Norwest") and First American National Bank ("FANB") of Nashville, Tennessee. The facility is structured as a revolver and had an initial maximum borrowing base of $20 million. The borrowing base on the facility is redetermined semi-annually. On September 8, 1995, the agreement was amended to add N M Rothschild and Sons Limited ("Rothschild") as a lender, revise the interest rate for base rate loans and institute the option of LIBOR (London Interbank Offered Rate) interest. On May 31, 1996, the facility was further amended to increase the maximum borrowing base to $40 million and extend the repayment period to June 30, 2002, with 16 equal quarterly installments commencing September 30, 1998. As of December 31, 1996 and 1995, outstanding borrowings were $4.2 million and $15 million, respectively. The remaining borrowing base of $35.8 million and $10 million was unutilized at December 31, 1996 and 1995, respectively.

Interest on a base rate loan is now calculated at prime plus 1/4 % if the Company's total debt is less than or equal to 40% of total capitalization. If debt exceeds 40% of capitalization, the rate increases to prime plus 1/2 %. At December 31, 1996 and 1995, $4.2 million and $3 million were outstanding under a base rate loan bearing interest at 8 1/2 % and 9 %, respectively.

The LIBOR option allows the Company to lock in a portion of the revolver balance for a period of one, two, three or six months. Interest on a LIBOR loan is calculated at LIBOR plus 2% if the Company's total debt is less than or equal to 40% of total capitalization. If debt exceeds 40% of capitalization, the rate increases to LIBOR plus 2 1/4 %. At December 31, 1996 and 1995, $0 and $12 million were outstanding under the LIBOR commitment, respectively.

This debt is secured by a first mortgage on the Company's property, plant, equipment and contracts, excluding railcars and truck trailers. The loan agreement restricts certain activities and requires the maintenance of certain financial ratios and other conditions.

WORKING CAPITAL LINE OF CREDIT

On November 20, 1992, the Partnership entered into a working capital line of credit agreement with Norwest and FANB in the amount of $5 million. The borrowing base, as defined in the credit agreement, is redetermined monthly. On September 8, 1995, the agreement was amended to add Rothschild as a lender, revise the interest rate, increase the maximum borrowing base to $7.5 million, and extend the working capital commitment period and maturity date. The
extended due date on the working capital note is June 30, 1998.   The interest
rate change is the same as discussed above for the revolver/term loan. No LIBOR option is available for the working capital line. At December 31, 1996 and 1995, $5.7 million and $2.5 million were outstanding bearing interest at 8 1/2 % and 9 %, respectively. All amounts outstanding under this facility were paid off effective February 6, 1997.

MARKWEST RESOURCES REVOLVER LOAN

The Company's MarkWest Resources subsidiary has a revolving facility with Colorado National Bank ("CNB") with a maximum borrowing base of $5.8 million as of December 31, 1996. Interest is based on CNB's bank rate plus 1/2 %. The facility has a maturity date of April 2003. This facility is restricted for the exploration and development of oil and gas properties and as of December 31, 1996 and December 31, 1995, $1.2 million and $0 were outstanding, respectively. This facility is secured by substantially all of MarkWest Resources' assets.
The Company has guaranteed $1 million of this facility. All amounts outstanding under this facility were repaid effective February 19, 1997.

Scheduled debt maturities under the terms of the facilities are as follows (in $000s):

                            At December 31, 1996    At December 31, 1995
                       Revolver  Line of  Subsidiary   Revolver  Line of
                         loan    credit     Debt        loan      credit
                       --------  -------    -----      ------    ------

1997                     $    -  $          $  156     $ 1,875    $2,500
1998                        525    5,700       156       3,750         -
1999                      1,050        -        25       3,750         -
2000                      1,050        -         -       3,750         -
2001 and thereafter       1,575        -     1,176       1,875         -
                         ------  -------    ------     -------  --------

Total                    $4,200   $5,700    $1,513     $15,000    $2,500
                         ======  =======    ======     =======  ========

SOUTH SHORE NOTE

The note agreement for the purchase of the South Shore plant and the isomerization expansion allowed for the prepayment of principal to no less than $500,000. In November 1992, the Partnership exercised its prepayment rights relative to this agreement by paying $9.2 million of the then-outstanding balance. The remaining $500,000 principal balance accrued interest at 12%. Under the terms of the note, additional interest was payable annually based on certain operating results of the fractionation plant and proceeds from asset dispositions. Such additional interest expense was $422,000 for 1994.

During 1995, the Partnership reached an agreement with the noteholder to fully retire the note. Accordingly, the Partnership paid the remaining balance of $500,000 as well as $700,000 of additional interest. In addition, the Partnership granted to the noteholder an option to acquire 3.5% of the Partnership. Based on management's best estimate of the fair value of the Partnership, the option was valued at $1,050,000 which, together with the $700,000 of additional interest, is reflected in the Consolidated Statement of Operations as an extraordinary loss due to the early extinguishment of debt.

NOTE 4. RELATED PARTY AND CAPITAL TRANSACTIONS

The Company made contributions of $299,000, $211,000, $213,000 to a profit-sharing plan for the years ended December 31, 1996, 1995 and 1994, respectively. The plan is discretionary, with annual contributions determined by the Company's Board of Directors.

The Partnership periodically extended offers to employees to purchase interests in the Partnership. The partners and/or employees provided the Partnership with promissory notes as part of the exercise price. According to the terms of the notes, interest accrues at 7% and payments are required for the greater of accrued interest or excess distributions. Notes in the amounts of $376,000 and $512,000 have been recorded as a reduction of additional paid-in capital at December 31, 1996 and 1995, respectively.

The Company has receivables from employees and officers of $23,000 and $74,000 at December 31, 1996 and 1995, respectively.

The Company's employees perform certain administrative functions on behalf of its subsidiaries. At December 31, 1996 and 1995, no material amounts were due to or from the subsidiaries for miscellaneous administrative expenses.

Barry F. Spector, a director of the Company, periodically provides legal services to the Company. During 1996, the Company paid Mr. Spector legal fees of approximately $65,000 in return for such services.

NOTE 5.  SPECIAL ITEMS

In 1994, the Partnership shut down the South Shore plant's isomerization unit when it was unable to find satisfactory markets for its isobutane. Accordingly, the Partnership recorded a $2,242,000 charge to write down the unit to its estimated realizable value. In addition, a catalyst used in the isomerization process was sold, resulting in a $347,000 loss. The Partnership also recorded a charge of $361,000 in 1994 for the write-down of non-productive equipment related to various business development projects.

NOTE 6.  COMMITMENTS AND CONTINGENCIES

The Company is involved in various litigation and administrative proceedings arising in the normal course of business. In the opinion of management, any liabilities (net of insurance) that may result from these claims will not, individually or in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

NOTE 7.  SIGNIFICANT CUSTOMERS

For the year ended December 31, 1996 and 1995, sales to one customer accounted for approximately 16% and 18% of total revenues, respectively. During 1994, no sales to any one customer accounted for more than 10% of total revenue. Management believes the loss of these customers would not adversely impact operations, as alternative markets are available.

NOTE 8.  HEDGING ACTIVITIES

MarkWest's primary hedging objectives are to meet or exceed budgeted gross margins by locking in budgeted or above-budgeted prices in the financial derivatives markets and to protect margins from precipitous declines. Under internal guidelines, speculative positions are prohibited.

The Company's hedging activities generally fall into three categories - 1) contracting for future purchases of natural gas at a predetermined BTU differential based upon a basket of Gulf Coast NGL prices (or a substitute for propane such as crude oil), 2) the fixing of margins between propane sales prices and natural gas reimbursement costs by purchasing natural gas contracts and simultaneously selling propane contracts of approximately the same BTU value, and 3) the purchase of propane futures contracts to hedge future sales of propane at the Company's terminals or gas plants. The Company enters into futures transactions on the New York Mercantile Exchange ("NYMEX"). Future gas purchases are based on predetermined BTU differentials are negotiated with natural gas suppliers and structured to provide similar risk protections as NYMEX futures.

At December 31, 1996, the Company had a total of 295 short and 135 long open propane futures contracts representing a notional quantity amounting to 160,000 barrels of production. Late in 1996, the Company entered into agreements with certain natural gas suppliers for gas purchases (25,000 mmbtus a day) for the summer of 1997 at differentials to crude oil futures and NGL baskets at December 31, 1996. There were no material notional quantities of natural gas or crude oil futures or options at December 31, 1996, and no material notional quantities of natural gas, NGL, or crude oil futures, swaps or options at December 31, 1995.

During the years ended December 31, 1996 and 1995, a $1.1 million loss and $300,000 gain, respectively, were recognized in operating income on the settlement of propane and natural gas futures. Financial instrument gains and losses on hedging activities were generally offset by amounts realized from the sale of the underlying products in the physical market.

NOTE 9.  INCOME TAXES

In connection with the reorganization from a partnership to a corporation, the Company recorded deferred income taxes as of October 7, 1996 and a one-time charge to earnings of $3.7 million.

The total income tax provision for the year ended December 31, 1996 has been allocated as follows (in $000s):

Arising from reorganization ........................  $3,745
Subsequent to reorganization .......................   3,246
                                                      ------
                                                      $6,991
                                                      ======

The components of the income tax provision subsequent to reorganization consisted of the following (in $000s):

                                                     Year ended
                                                    December 31,
                                                        1996
                                                    ------------
Current federal ....................................  $2,616
Current state ......................................     398
                                                      ------
         Total current .............................   3,014
                                                      ------

Deferred federal ...................................     212
Deferred state .....................................      20
                                                      ------
         Total deferred ............................     232
                                                      ------

Total income tax provision subsequent to
 reorganization ....................................  $3,246
                                                      ======

The deferred tax liability is comprised of the following (in $000s):

                                                    December 31,
                                                        1996
                                                    ------------
Property and equipment .............................  $3,667
Intangible assets ..................................      (6)
Other assets .......................................     316
                                                      ------

Net deferred tax liability .........................  $3,977
                                                      ======

Income taxes subsequent to reorganization as reflected in the Consolidated Statement of Operations differ from the amounts computed by applying the statutory federal corporate tax rate to income as follows (in $000s):

                                                     Year ended
                                                    December 31,
                                                        1996
                                                    ------------
Income taxes subsequent to reorganization at
 statutory rate ....................................  $2,916

State income taxes, net of federal benefit .........     140
Tax credits ........................................     (35)
Other ..............................................     225
                                                      ------

Income taxes subsequent to reorganization ..........  $3,246
                                                      ======

NOTE 10. STOCK COMPENSATION PLANS

At December 31, 1996, the Company has two stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's two stock-based compensation plans been determined based on the fair value at the grant dates (1996 and 1995 grants only) under those plans consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's pro forma net income and earnings per share would have been reduced to the pro forma amounts listed below (in $000s):

                                                     1996     1995
                                                    -------  -------

Pro forma net income            As reported.......  $ 9,151  $ 4,887
                                Pro forma.........    9,127    4,887

Pro forma earnings per share    As reported.......  $  1.16   $ 0.85
                                Pro forma.........     1.15     0.85

The Company historically granted employees the right to purchase partnership interests in the Partnership. As part of the Reorganization, such employee options to purchase partnership interests were replaced by options to purchase shares pursuant to the Company's 1996 Stock Incentive Plan.

Under the 1996 Stock Incentive Plan, the Company may grant options to its employees for up to 600,000 shares of common stock in the aggregate. Under the 1996 Non-employee Director Stock Option Plan, the Company may grant options to its non-employee directors for up to 20,000 shares of common stock in the aggregate. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of the grant, and an option's maximum term is 10 years. Options are granted periodically throughout the year and vest at the rate of 20% on the first anniversary of the option grant date, and at the rate of 20% on each subsequent anniversary thereof until fully vested.

The fair value of each option is estimated on the date of grant using the Black-Scholes Option-Pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of $0/share for all years; expected volatility of 33% for 1996 option grants and 34% for 1995 plan options; risk-free interest rate of 6.55% for 1996 option grants and 6.22% for 1995 option grants; and expected lives of 6 years for 1996 and 1995 option grants.

A summary of the status of the Company's two fixed stock option plans as of December 31, 1996 and 1995 and changes during the years ended on those dates is presented below:

                                                        1996                  1995
                                                -------------------    ------------------
                                                          Weighted-             Weighted-
                                                          Average               Average
                                                          Exercise              Exercise
                                                Shares     Price     Shares      Price
                                                ------    --------   -------   ---------
FIXED OPTIONS

Outstanding at beginning of year...........     64,004      $6.99         --    $     --

Granted....................................    138,032       9.65     64,004        6.99
Exercised..................................         --         --         --          --
Forfeited..................................     (1,146)        --         --          --
                                               -------    --------   -------   ---------
Outstanding at end of year.................    200,890      $8.86     64,004     $  6.99
                                               =======    ========   =======   =========
Options exercisable at 12/31/96............     12,800                12,800
Weighted-average fair value of
 options granted during the year                 $4.37               $  3.16


The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                        Options Outstanding              Options Exercisable
                                ------------------------------------    ---------------------
                                               Weighted-
                                                Average     Weighted-               Weighted-
                                  Number       Remaining     Average     Number      Average
                                Outstanding   Contractual   Exercise   Exercisable  Exercise
Range of Exercise Prices        at 12/31/96      Life         Price    at 12/31/96    Price
-------------------------       -----------   ------------  --------   -----------  ---------
$6.99....................            64,004     8.6 years   $  6.99       12,800      $6.99
$7.00 to $10.00..........           136,886     9.7 years   $  9.65           --
                                -----------   ------------  --------   -----------  ---------
                                    200,890                                12,800
                                ===========                            ===========

NOTE 11. STOCK ACTIVITY

Activity in the Company's common stock for each of the three years ended December 31, 1996 is summarized below (in 000s of shares):

                                                        # of shares
                                                       ------------
Balance at December 31, 1993...........................          --

Balance at December 31, 1994...........................          --

Balance at December 31, 1995...........................          --

Shares issued in exchange for partnership
 interests.............................................       5,725
Shares issued in initial public offering...............       2,400
Shares issued in over-allotment........................         360
                                                            -------

Balance at December 31, 1996...........................       8,485
                                                            =======

NOTE 12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following summarizes certain quarterly results of operations ($000s):

                                                         First    Second    Third       Fourth
                                                        -------   ------   -------     -------
1996
-----------------------------------------------------
Revenue (1)..........................................   $19,832   $8,760   $14,935     $28,233
Gross profit (2).....................................     5,514    1,580     3,533      10,268
Pro forma net income (3).............................     2,588      195     1,205       5,163

Per common share data:
    Pro forma net income.............................   $   .33   $  .03   $   .15     $   .65

1995
-----------------------------------------------------
Revenue (1)..........................................   $15,566   $7,360   $ 8,665     $16,479
Gross profit (2).....................................     4,770    1,860     1,564       4,171
Pro forma net income before extraordinary loss (3)...     2,261      421       352       1,853
Extraordinary loss on extinguishment of debt.........        --       --    (1,750)         --
Pro forma net income (3).............................     2,261      421    (1,398)      1,853

Per common share data:
    Pro forma income before extraordinary loss.......   $   .40   $  .07   $   .06     $   .32
    Extraordinary loss...............................        --       --      (.30)         --
    Pro forma net income (loss)......................       .40      .07      (.24)        .32

(1)  Excludes interest income.
(2)  Excludes general and administrative expenses and interest expense.
(3) During 1996, the Company reorganized and became a taxable entity. Pro forma net income reflects the results of the Company had it been a taxable entity for all periods presented.

================================================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                 --------------------------------------------

                                                                         PAGE
                                                                         ----
Prospectus Summary.......................................................   2
Risk Factors.............................................................   9
Price Range of Common Stock..............................................  16
Dividend Policy..........................................................  16
Use of Proceeds..........................................................  16
Capitalization...........................................................  17
Selected Consolidated Financial and Other Information....................  18
Management's Discussion and Analysis of Financial Condition and
 Results of Operations...................................................  19
Business.................................................................  26
Management...............................................................  40
Certain Transactions.....................................................  47
Principal Stockholders...................................................  50
Description of Capital Stock.............................................  52
Shares Eligible for Future Sale..........................................  54
Selling Stockholders.....................................................  55
Plan of Distribution.....................................................  56
Legal Matters............................................................  56
Experts..................................................................  56
Additional Information...................................................  56
Financial Statements..................................................... F-1

=============================================================================


                                    MARKWEST
                               HYDROCARBON, INC.



                              ___________________



                                 322,464 SHARES


                                  COMMON STOCK



                                   PROSPECTUS

                                  MAY 7, 1997




                              ___________________

================================================================================